As confidentially submitted filed with the Securities and Exchange Commission on August 9, 2024. This draft registration statement has not been filed, publicly or otherwise, with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Arrive Technology Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	[7340]	[85-0935006]
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12175 Visionary Way

Fishers, Indiana 46038

Telephone: (463) 270-0092

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Daniel S. O’Toole

12175 Visionary Way

Fishers, Indiana 46038

Telephone: (463) 270-0092

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Joseph M. Lucosky, Esq.

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

Tel. No.: (732) 395-4400

Fax No.: (732) 395-4401

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated [●], 2024

PROSPECTUS

ARRIVE TECHNOLOGY INC.

                     Shares of

Common Stock

This prospectus relates to the registration of the resale of up to 115,962,215 shares of our common stock by our stockholders identified in this prospectus, or their permitted transferees (“Registered Stockholders”) in connection with our direct listing (the “Direct Listing”) on the Nasdaq Capital Market (“Nasdaq”). Prior to the listing of our common stock on the Nasdaq Capital Market there has been no public market for our common stock.

Unlike an initial public offering (“IPO”), the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of Common Stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the Nasdaq Capital Market at prevailing market prices. For more information, see the section titled “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of common stock, we will not receive any proceeds from the sale of such shares.

No public market exists for our common stock. Further, the listing of our common stock on Nasdaq, without a firm-commitment underwritten offering, is a novel method for commencing public trading in shares of our common stock, and consequently, the trading volume and price of shares of our common stock may be more volatile than if shares of our common stock were initially listed in connection with an initial public offering underwritten on a firm-commitment basis.

On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Maxim Group LLC (the “Advisor” or “Maxim”), in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of common stock, in accordance with the Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and the regular trading of our shares of common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with the Nasdaq rules. Under the Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the Advisor in carrying out its role as a financial adviser. The Advisor will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution.”

We have applied to list our Common Stock on the Nasdaq Capital Market under the symbol “ARRV.”

If our Nasdaq application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will not complete this Direct Listing. This listing is a condition to the offering. No assurance can be given that our Nasdaq application will be approved and that our common stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and we will terminate this Direct Listing.

Upon completion of this offering, our founder and Chief Executive Officer, Daniel S. O’Toole, will beneficially own approximately 88% of the voting power of our outstanding voting securities and we will be a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market LLC. We may rely on the exemptions from the corporate governance requirements that are available to controlled companies.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements.

Investing in our common stock involves risks. See the “Risk Factors” section beginning on page 5 for risks you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved, or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2024

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “continues,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “would” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. The matters summarized under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus could cause our actual results to differ significantly from those contained in our forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments, except as required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect latest information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

ii

USE OF MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge and experience in the industries in which we operate (including our management’s estimates and assumptions relating to those industries based on that knowledge). Although our management believes such information to be reliable, neither we nor our management have independently verified any of the data from third party sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. In addition, the agents have not independently verified any of the industry data prepared by management or ascertained the underlying estimates and assumptions relied upon by management. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

iii

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the “Where You Can Find Additional Information” section appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our common stock.

1

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See the “Cautionary Note Regarding Forward-Looking Statements.” Unless otherwise indicated in this prospectus, “Arrive Technology Inc.,” “Arrive,” “the Corporation,” “the Company,” “we,” “us” and “our” refer to Arrive Technology Inc. and, where appropriate, its subsidiaries.

Company Background

We were incorporated on April 30, 2020, in the State of Delaware under the name of Dronedek Corporation. The Company changed its name to Arrive Technology Inc. on July 27, 2023. We are a developmental technology company with a focus on designing and implementing a commercially viable smart mailbox and platform system for smart, secure, and seamless exchange of packages, goods, supplies, food, and medications between people, through the use of robots, and drones.

Implications of being a Controlled Company

Upon completion of the Direct Listing, our founder and Chief Executive Officer, Daniel S. O’Toole, will beneficially own approximately 88% of the voting power of our outstanding voting securities and we will be a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market LLC.

As long as our principal shareholder owns at least 50% of the voting power of our Company, we will be a “controlled company” as defined under Nasdaq Listing Rules. As a controlled company, we are permitted to rely on certain exemptions from Nasdaq’s corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. As a result, you may not in the future have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.235 billion of revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may remain an emerging growth company for up to five years from the date of the closing of our public offering, or until such earlier time as we have more than $1.235 billion in annual revenue, the market value of our stock held by non-affiliates is more than $700 million as of the final day of our second fiscal quarter, in which case we would cease to be an “emerging growth company” as of the following final day of our fiscal year, or we issue more than $1 billion of non-convertible debt over a three-year period.

For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during our most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not smaller reporting companies, such as providing only two years of audited financing statements.

2

Summary of Risk Factors

Below is a summary of material factors that make an investment in our securities speculative or risky. This summary may not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under the section titled “Risk Factors” in this prospectus. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should carefully consider the risks and uncertainties described under the section titled “Risk Factors” as part of your evaluation of an investment in our securities:

Risks Related to Arrive’s Business

● The financial future of Arrive is uncertain as it has a limited operating history and a history of losses. The financial health of Arrive is subject to extreme market volatility and the future state of the domestic and global economy as well as extrinsic risks like climate change.

● Arrive’s business model depends on its ability to sell its products. Interruptions in this sale, such as a decrease in the quality control systems, theft of products, and material design and manufacturing defects will affect Arrive’s ability to generate income.

● Arrive will need to engage in certain transactions, including raising substantial additional funds, which may not be available on acceptable terms and transactions with insiders which may generate a possible conflict of interest.

● Arrive and its suppliers will be subject to governmental regulations including regulations regarding the operation of drones in certain environments.

● Product development is a long, expensive, and uncertain process, and Arrive will need to keep up with technological changes in the market in order to remain competitive with competitors with more resources.

● Arrive’s success will depend on the growth of drone and mobile robot automated delivery services and will need to market its products successfully.

Risks Related to Arrive’s Business and Operations – Regulations and Compliance

● Arrive intends to operate in highly regulated businesses, and will need to expend significant resources in order to be compliant with all federal, state, and local laws and regulations.

● Arrive engages in new and evolving markets, which makes it difficult to predict its acceptance, the magnitude and timing of necessary investments, and other trends.

Risks Related to Arrive’s Business and Operations – Intellectual Property

● Arrive may be forced to litigate to defend its Intellectual Property (“IP”) rights, or defend against claims by third parties against Arrive relating to IP rights.

● Arrive may be subject to risks related to information technology systems, including cyber-security risks which could disrupt business operations, result in the loss of critical and confidential information, and adversely impact Arrive’s reputation and results of operations.

Risks Relating to Third Parties

● Arrive relies on third party vendors such as software developers, suppliers, and service partners to create its products which may lead to interruptions outside of Arrive’s control.

● Arrive may be subject to liability for fraudulent or illegal activity by its employees or may fail to attract key employees.

● Arrive’s software platform may be at risk of unexpected technical failure due to the unavailability of third-party information and infrastructure services or because of data or security breaches or attacks.

● Arrive may be subject to litigation proceedings.

3

Risks Related to our Management and Control Persons

● We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules upon the Direct Listing because our insiders will beneficially own more than 50% of the voting power of our outstanding voting securities. Our largest shareholder, officer and director, Daniel O’Toole holds substantial control over the Company and is able to influence all corporate matters.

Risks Related to this Direct Listing and Ownership of Our Common Stock

● Our listing differs significantly from an initial public offering conducted on a firm-commitment basis.

● Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.

Corporate Information

Our corporate address is 12175 Visionary Way, Fishers, Indiana 46038. Our website can be found at https://www.arriveai.com/ The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our shares of common stock.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth our summary of historical financial data as of December 31, 2023 and 2022.

The summary statements of operations data for the years ended December 31, 2023 and December 31, 2022 are derived from our audited financial statements and notes that are included elsewhere in this prospectus.

We have prepared the audited financial statements in accordance with the U.S. generally accepted accounting principles (“GAAP”). Our historical results are not necessarily indicative of our results in any future period. Results from our interim period may not necessarily be indicative of the entire year’s results.

	For the year ended December 31, 2023	For the year ended December 31, 2022

Statement of Operations Data:
General and Administrative Expenses	$7,320,138	$2,374,722
Loss From Operations	$7,321,134	$2,379,419
Edge Tax Credit Expense/(Benefit)	$-	$9,195
Net loss	$7,321,134	$2,388,614

Statement of Cash Flows Data:
Cash Flows From Operating Activities	$(2,816,791)	$(1,837,710)
Cash Flows From Investing Activities	$(104,991)	$(426,136)
Cash Flows From Financing Activities	$1,690,158	$1,143,930
Cash, End of Year	$325,472	$1,557,096

	As of	As of
	December 31, 2023	December 31, 2022

Balance Sheet Data:
Total assets	$619,601	$2,533,493
Total liabilities	$1,097,367	$165,751
Total stockholders’ equity	$(477,766)	$2,367,742

4

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding whether to invest in our common stock. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business and Operations - General Risks

We have a limited history of operations, a history of losses, and our future earnings, if any, and cash flows may be volatile, resulting in uncertainty about our prospects.

We were founded in 2020 and have a history of incurring substantial operating losses. Our lack of a significant history and the evolving nature of the market in which we will operate have risks inherent to our business that are yet to be recognized by us or others, or not fully appreciated, and that could result in us suffering further losses. As a result of the foregoing, an investment in our common stock necessarily involves uncertainty about the stability of our operating results or results of operations.

We had negative cash flow for the fiscal year ended December 31, 2023, and for the year ended December 31, 2022.

We had a negative operating cash flow of $2.8 million in the fiscal year ended December 31, 2023, and $1.8 million for the year ended December 31, 2022. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to us.

We have not based our financial projections or valuation on actual operations.

Our pre-operational stage precludes us from providing financial information based on actual operations. Current financial projections are based on assumptions concerning future operations that we believe are reasonable but may prove incorrect. Because actual conditions will differ from those assumptions, and the differences may be material, we cannot assure you that these projections will prove accurate and caution you against excessive reliance on them in deciding whether to invest in our equity securities. Any increase in our costs or decrease in our revenues could affect your ability to receive a return on your investment.

We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategies, impair our relationships with clients and adversely affect our business, results of operations and growth prospects.

Our success depends, to a large degree, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Our active senior executive leadership team has significant experience, and their knowledge and relationships would be difficult to replace. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the horticulture industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase. We need to continue attracting and retaining key personnel and recruiting qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. In addition, as a provider of high-tech products and services, we must attract and retain qualified personnel to continue to grow our business, and competition for such personnel can be intense. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by cash flow and other operational restraints. The loss of the services of any senior executive or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition or results of operations. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition or results of operations.

Our insurance may not adequately cover our operating risk.

We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

5

We may have difficulty obtaining insurance at economically viable rates.

Our lack of operating history in an emerging area may make it difficult to obtain insurance policies at competitive rates. Insurance that is otherwise readily available, such as workers’ compensation, general liability, title insurance and directors’ and officers’ insurance, is more difficult for us to find and more expensive because of our involvement in emerging areas. There are no guarantees that we will be able to find insurance coverage at otherwise competitive, or even economically viable terms.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Accounting principles generally accepted in the United States (“U.S. GAAP”) and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions, and income taxes, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

A new outbreak of the COVID-19 or other pandemic(s) could materially adversely affect our business, financial condition, results of operations, cash flows and day-to-day operations.

The outbreak of COVID-19, a novel strain of coronavirus first identified in China, which spread across the globe including the U.S., has had an adverse impact on our operations and financial condition. The response to this coronavirus by federal, state and local governments in the U.S. has resulted in the significant market and business disruptions across many industries and affecting businesses of all sizes. This pandemic has also caused significant stock market volatility and further tightened capital access for most businesses. Given that the COVID-19 pandemic and its disruptions are of unknown duration, they could have an adverse effect on our liquidity and profitability.

The ultimate magnitude of COVID-19, including the extent of its impact on our financial and operational results, which could be material, will depend on the length of time that the pandemic continues, its effect on the demand for our products and our supply chain, the effect of governmental regulations imposed in response to the pandemic, as well as uncertainty regarding all of the foregoing. We cannot at this time predict the full impact of the COVID-19 pandemic, but it could have a larger material adverse effect on our business, financial condition, results of operations and cash flows beyond what is discussed within this prospectus.

Our growth and financial health are subject to a number of economic risks including extreme volatility in securities prices.

The financial markets in the United States have experienced substantial uncertainty during recent years, particularly following the COVID-19 outbreak. This uncertainty has included, among other things, extreme volatility in securities prices, reduced liquidity and credit availability, rating downgrades of certain investments and declining values with respect to others. If capital and credit markets continue to experience uncertainty and available funds remain limited, we may not be able to obtain debt or equity financing or to refinance our existing indebtedness on favorable terms or at all, which could affect our strategic operations and our financial performance and force modifications to our operations. These conditions currently have not precluded us from accessing credit markets or financing our operations, but there can be no assurance that financial markets and confidence in major economies will not deteriorate. In addition, we are vulnerable to changes in market preferences or other market changes, such as general economic conditions, recession and fears of recession, interest rates, tax rates and policies, and inflation. The U.S. is currently experiencing unusually high rates of inflation, and we may experience a compression in our margins as a result. The U.S. and global economies have in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our existing and potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for the services we offer. There could also be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased market confidence, decreased interest in communications solutions, decreased discretionary spending and reduced customer demand for the services we offer, any of which could have a material adverse effect on our business, financial condition and results of operations.

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A significant failure or deterioration in our quality control systems could have a material adverse effect on our business and operating results.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training programs and adherence by employees to quality control guidelines. Although we strive to ensure that all of our service providers have implemented and adhere to high-quality control systems, any significant failure or deterioration of such quality control systems could have a material adverse effect on our business and operating results.

We may experience breaches of security at our facilities or loss as a result of the theft of our products.

A security breach at one of our facilities could result in a significant loss of available products, expose us to additional liability under applicable regulations and to potentially costly litigation or increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products, any of which could have an adverse effect on our business, financial condition and results of operations.

The Company’s products and services may be affected from time to time by design and manufacturing defects that could materially adversely affect the Company’s business and result in harm to the Company’s reputation.

The Company will offer complex hardware and software products and services that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those to be offered by the Company, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects can also exist in components and products the Company will purchase from third parties. Component defects could make the Company’s products unsafe and create a risk of environmental or property damage and personal injury. In addition, the Company’s service offerings could have quality issues and may from time to time experience outages, service slowdowns or errors. As a result, the Company’s services may from time to time not perform as anticipated and may not meet customer expectations. There can be no assurance the Company will be able to detect and fix all issues and defects in the hardware, software and services it offers. Failure to do so can result in widespread technical and performance issues affecting the Company’s products and services. In addition, the Company can be exposed to product liability claims, recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment, and/or intangible assets, and significant warranty and other expenses, including litigation costs and regulatory fines. Quality problems can also adversely affect the experience for users of the Company’s products and services, and result in harm to the Company’s reputation, loss of competitive advantage, poor market acceptance, reduced demand for products and services, delay in new product and service introductions and lost sales.

We will need to raise substantial additional funds in the future, which funds may not be available or, if available, may not be available on acceptable terms.

Changing circumstances may cause us to consume capital more rapidly than we currently anticipate. The continued growth of our business, including the development, regulatory approval and commercialization of our products, will significantly increase our expenses going forward, regardless of our ability to generate revenue. As a result, we are required to seek substantial additional funds to continue our business. Our future capital requirements will depend on many factors, including:

●	the cost of developing our products and services;
●	obtaining and maintaining regulatory clearance or approvals;
●	the costs associated with commercializing our products and services;
●	any change in our development priorities;
●	the revenue generated by sales of our products and services, once we reach the commercialization phase;
●	the costs associated with expanding our sales and marketing infrastructure for commercialization of our products and services;
●	any change in our plans regarding the manner in which we choose to commercialize any product or service in the United States or internationally;
●	the cost of ongoing compliance with regulatory requirements;
●	expenses we incur in connection with potential litigation or governmental investigations;
●	the costs to develop additional intellectual property:
●	anticipated or unanticipated capital expenditures; and
●	unanticipated general and administrative expenses.

We may need to raise additional funds in the future to support our operations. If we are required to secure additional financing, such additional fundraising efforts may divert our management from our day-to-day activities. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be prevented from carrying out our business plan. This would have a material adverse effect on our business, financial condition and results of operations.

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Raising additional capital may cause dilution to our existing stockholders or restrict our operations.

We may seek additional capital through a variety of means, including through equity, debt financings, or other sources. We may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder.

Such financing may also result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may adversely affect our ability to conduct our business. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that are not favorable to us.

We may be exposed to the effects of changing fuel and energy prices, including gasoline, and interruptions in supplies of these commodities.

Changing fuel and energy costs may have a significant impact on our operations. We will require significant quantities of fuel for our service delivery vehicles and are exposed to the risks associated with variations in the market price for petroleum products, including gasoline. We will seek to mitigate our exposure to changing fuel prices through fuel surcharges and utilizing hedging transactions from time to time. If we are unable to maintain or increase our fuel surcharges, higher fuel costs could materially adversely impact on our operating results. Even if we are able to offset changes in fuel costs with surcharges, high fuel surcharges have in the past, and may in the future result in a shift from our higher-yielding products to lower-yielding products or an overall reduction in volume, revenue and profitability. There can also be no assurance that our hedging transactions will be effective. Moreover, we could experience a disruption in energy supplies as a result of war, weather-related events or natural disasters, actions by producers (including as part of their own sustainability efforts) or other factors beyond our control, which could have a material adverse effect on us.

We may be subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. We could incur significant costs to improve the climate resiliency of its infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

We and our third-party suppliers must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do, or interrupt our, business.

Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the generation, use, storage and disposal of hazardous materials. We may work with materials, compounds and samples that could be hazardous to human health and safety or the environment. Our operations may also produce waste products. Accordingly, we and our third-party manufacturers and suppliers are subject to federal, state, local and foreign environmental, health and safety laws and regulations, and permitting and licensing requirements, including those governing the use, manufacture, storage, handling, transportation, disposal of, and exposure to, these products or materials, as well as worker health and safety. We cannot eliminate the risk of contamination or injury resulting from such products or materials. We also cannot guarantee that the procedures utilized by our third-party manufacturers for handling and disposing of hazardous materials comply with all applicable environmental, health and safety laws and regulations. As a result, we may be held liable for any resulting damages, costs or liabilities, including clean-up costs and liabilities, which could be significant, or our commercialization, research and development efforts and business operations may be restricted or interrupted. Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent. Compliance with such laws and regulations is expensive, and current or future environmental, health and safety laws and regulations may restrict our operations. If we do not comply with applicable environmental health and safety laws and regulations, and permitting and licensing requirements, we may be subject to fines, penalties, a suspension of our business or other sanctions. Changes in the technology regulatory environment, technological advances that render our technologies obsolete, availability of resources product trials, acceptance of technologies into the community, and competition from larger, more well-funded companies. These adverse conditions could affect the Company’s financial condition and the results of its operations.

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Our business partners and customers operation of drones and mobile robotics in work, campus, residential, suburban, and urban environments may be subject to regulation and operational risks, such as accidental collisions and transmission interference, which may limit demand for our smart mailbox service in such environments and harm our business and operating results.

Work, campus, residential, suburban, and urban environments may present certain challenges to our smart mailbox service partners and customers. Automation may accidentally collide with other aircraft, robots, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for automation in general. As the usage of drone and robot automation has increased by causal users and by businesses, the danger of such collisions and other risks have increased. Furthermore, the incorporation of our new technology into our smart mailboxes for automation may increase the demand for the number of vehicles operating simultaneously in a given area and with this increase has come an increase in the risk of accidental collision. In addition, obstructions to effective transmissions in urban and other environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating drones and robots in urban and other environments may limit their value to partners and customers, which may limit demand for our smart mailbox services and consequently materially harm our business and operating results.

Product development is a long, expensive and uncertain process.

The product development process is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such an investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making significant investments in research and development relating to our products and services, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the research and development process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations.

Rapid technological changes may adversely affect the market acceptance of our products and services and could adversely affect our business, financial condition and results of operations.

The Smart Mailbox for Automation (“SMA”) market is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing our products in response to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with key vendors and partners that could delay or prevent the successful development, introduction and sale of our products and services may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or services are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

We may face competition from other Smart Mailbox for Automation companies, many of which have substantially greater resources.

The SMA industry is evolving rapidly and is highly competitive. There are many Smart Lockerbox and Smart Mailbox companies. What largely distinguishes our offerings is our focus and patents for Smart Mailboxes that support Automation, like drones and mobile robotics, in the delivery and pickup from our mailboxes. Our direct competitors include, but are not limited to, AirBox, Matternet, and Valqari. Carriers like FedEx and UPS and retailers like Walmart and CVS have automation efforts underway as well but they are prospective customers for us. Some of these competitive firms have substantially greater financial, management, research and marketing resources than we have. Our Smart Mailbox for Automation business may also face competition from smaller businesses. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel, including those with security clearances. Furthermore, our competitors may be able to utilize their substantially greater resources and economies of scale to develop competing products, services, and technologies more efficiently, divert sales away from us by winning broader contracts, or hire away our employees by offering more lucrative compensation packages. The market for drone and robotic delivery is expanding, and competition intensifying which both provides an opportunity for our Smart Mailboxes but also may create additional competitors to enter the market, and current competitors expand their product and service lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of our contracts, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

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If the drone and mobile robot automated delivery and pickup services do not experience significant growth, if we cannot create and expand our customer base, or if our products and these services do not achieve broad acceptance, then we may not be able to achieve our anticipated level of growth.

We cannot accurately predict the future growth rates or sizes of the markets for our products and services. Demand for our products and services may not increase, or may decrease, either generally or in specific markets, for particular types of products and services or during particular time periods. We believe the SMA, drone, and mobile robotics for all for the automated delivery and pickup market, are all nascent and we cannot assure you that our continued efforts to further increase our sales to customers will be successful. The expansion of these markets in general, and the market for our products and services in particular, depends on a number of factors, including the following:

●	customer satisfaction with drone delivery and pickup as an alternative solution;
●	customer satisfaction with mobile robotic delivery and pickup as an alternative solution;
●	our ability to technologically reduce the friction of handoffs between people, robots, and drones;
●	the cost, performance and reliability of our products and products offered by our competitors;
●	customer perceptions regarding the effectiveness and value of our system and it’s inter-operability with drone, robotic, and customers’ business and operational systems;
●	obtaining timely automation regulatory approvals, including, access to airspace and wireless spectrum; and
●	marketing efforts and publicity regarding these types of systems and services.

Our products and services, and our automation partners’ products and services, may not adequately address market requirements and may not continue to gain market acceptance. If these types of systems generally, or our products and services specifically, do not gain wide market acceptance, then we may not be able to achieve our anticipated level of growth and our revenue and results of operations would decline.

If our proposed marketing efforts are unsuccessful, we may not earn enough revenue to become profitable.

Our future growth depends on our gaining market acceptance and regular production orders for our products and services. We plan to bring our technology and services to market with an initial focused market target of medical operations such as hospitals, labs, clinic, doctors, pharmacies, and large assisted living businesses, which will then further expand to other market segments as we aim to eventually achieve ubiquity and business and residential density necessary for a future of pervasive automated logistics for everyone; we will use methods initially such as direct sales; automation partners as channel sales, tradeshows, publicized innovation research and projects with bellwether customers, white-papers, and targeted digital marketing campaigns and organic (search engine optimization, blogs). In the event we are not successful in obtaining a significant volume of early strategic innovation customers’ orders for our products and services, then we will face significant obstacles in expanding our business into an early adopters and mainstream market where the majority of future revenue would come from. We cannot give any assurance that our marketing efforts will be successful. If they are not, revenue may not be sufficient to cover our fixed costs and we may not become profitable.

We may engage in transactions with businesses that may be affiliated with our officers, directors or significant stockholders, and which may involve actual or potential conflicts of interest.

We may decide to make investments in one or more businesses affiliated with our officers, directors or significant stockholders. Such investment opportunities may compete with other opportunities for our investment dollars. Although we will not specifically focus on, or target, any particular transaction with any affiliates or affiliated entities, we would pursue such a transaction if we determined that such an affiliated investment was attractive from a risk-adjusted return perspective, and such transaction were approved by a majority of our independent and disinterested directors. Any such activity would involve actual or potential conflicts of interest. Although we are confident that we can navigate these conflicts consistent with best practices and applicable law, the existence or appearance of such conflicts of interest could make our publicly traded securities less attractive and thereby reduce their trading prices.

The ongoing conflict between Ukraine and Russia could adversely affect our business, consolidated financial condition, and results of operations.

Russia’s military actions against Ukraine have led to an unprecedented expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. In addition, Russian authorities have imposed significant currency control measures, other sanctions, and imposed other economic and financial restrictions. The situation continues to evolve, and further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business, consolidated financial condition, and results of operations. The conflict may result in an increased likelihood of cyber-attacks that could directly or indirectly impact our operations. Any attempts by cyber attackers to disrupt our services or systems, or those of our vendors, suppliers, or customers, if successful, could harm our business both reputationally and financially. Measures to remediate such cyber-attacks may be costly and could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the progress, outcome, or impact of the conflict in Ukraine, as the conflict and any resulting government reactions are beyond our control. We are monitoring the conflict in Ukraine to assess its impact on our business, as well as on our vendors, suppliers, customers, and other parties with whom we do business.

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Risks Related to our Business and Operations – Regulations and Compliance

Operating in highly regulated businesses requires significant resources.

We intend to operate in highly regulated businesses. As a result, we expect a significant amount of our management’s time and external resources to be used to comply with the laws, regulations and guidelines that impact our business, and changes thereto, and such compliance may place a significant burden on our management and other resources. Additionally, we may be subject to a variety of local laws, regulations and guidelines in each of the jurisdictions in which we operate, which may differ among these various jurisdictions. Complying with multiple regulatory regimes will require additional resources and may impair our ability to expand into certain jurisdictions.

The growth of our business continues to be subject to new and changing federal, state, and local laws and regulations.

Changes in applicable federal, state, and local regulations, including zoning restrictions, environmental requirements, Federal Aviation Administration (the “FAA”) and the Federal Communications Commission (the “FCC”) compliance, security requirements, or permitting requirements and fees, could restrict the products and services we may offer or impose additional compliance costs on us. Violations of applicable laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. We cannot predict the nature of any future laws, regulations, interpretations or applications, including local, state or federal, and it is possible that regulations may be enacted in the future that will be materially adverse to our business or which would have materially significant costs of compliance which could negatively impact our business.

Our intended support of automated delivery strategies and technologies by other companies using our smart mailboxes for automation, is dependent upon our ability to successfully mitigate unique technological, operational, and regulatory risks.

Automated and autonomous delivery and pickup are new and evolving capabilities and markets, which makes it difficult to predict its acceptance, growth, the magnitude and timing of necessary investments, and other trends. This aspect of our business strategy and our partners’ and customers’ strategies who utilize our SMA services may be subject to a variety of risks inherent with the development of new technologies, including the ability to continue to develop automated and autonomous delivery and pickup software and hardware; access to sufficient capital; our ability to develop and maintain necessary partnerships; risks related to the manufacture of automated and autonomous devices; and significant competition from other companies, some of which may have more resources and capital to devote to automated and autonomous delivery and pickup technologies than we do. In addition, we may face risks related to the commercial deployment of our SMA technology and services and associated automated and autonomous delivery and pickup devices on our targeted timeline or at all, including consumer acceptance; achievement of adequate safety and other performance standards; and compliance with uncertain, evolving, and potentially conflicting federal and state regulations. To the extent accidents, cybersecurity breaches, or other adverse events associated with our autonomous delivery devices occur, we could be subject to liability, government scrutiny, further regulation, and reputational damage. Any of the foregoing could adversely impact our results of operations, financial condition, and growth prospects.

We will be subject to rapidly changing and increasingly stringent laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could harm our business.

We will be collecting, using, and disclosing personal information of customers, personnel, business contacts, and others in the course of operating our business. These activities will or may become regulated by a variety of domestic and foreign laws and regulations relating to privacy, data protection, and data security, which are complex, rapidly evolving, and increasingly stringent.

State legislatures have begun to adopt comprehensive privacy laws. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. Similar laws have been passed or been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

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In addition, as a company we interoperate with companies that have a presence in the European Union (EU) or offers goods or services to individuals in the EU, we therefore take the precaution to comply with to the General Data Protection Regulation (GDPR), which regulates the collection, use, and disclosure of personal data of EU individuals. We must ensure that we comply with the GDPR’s requirements, including obtaining valid consent from data subjects, implementing appropriate technical and organizational measures to protect personal data, and providing data subjects with certain rights, such as the right to access, rectify, and erase their personal data. Failure to comply with GDPR could result in significant fines and penalties, damage to our reputation, and loss of customer trust.

Also, in our early market focus on Medical Operations we must also comply with the Health Insurance Portability and Accountability Act (HIPAA) if we handle protected health information (PHI) in the course of our business operations. HIPAA imposes strict requirements for the use, disclosure, and safeguarding of PHI, including specific administrative, physical, and technical safeguards to protect the confidentiality, integrity, and availability of PHI. Failure to comply with HIPAA can result in severe penalties, including substantial fines and even criminal charges. Therefore, we may need to take appropriate measures to ensure our HIPAA compliance and protect the privacy and security of PHI in our possession. Any non-compliance with HIPAA could result in harm to our business, including regulatory action, loss of customer trust, negative publicity, and financial damage.

Finally, we provide services to our customers that involve the processing, storage, or transmission of their data, we may be required to comply with certain industry standards and regulations, such as SOC 2 (Service Organization Controls 2). SOC 2 is a widely recognized auditing standard developed by the American Institute of Certified Public Accountants (AICPA) that evaluates the effectiveness of a service provider’s controls over the security, availability, processing integrity, confidentiality, and privacy of customers’ data. To maintain SOC 2 compliance, we must undergo regular audits and assessments by independent auditors to demonstrate that our controls are designed and operating effectively to achieve the desired outcomes. Any deficiencies identified during the audit could result in remediation requirements, reputational damage, and potential impacts on our customers. Any non-compliance with SOC 2 could result in harm to our business, including regulatory action, loss of customer trust, negative publicity, and financial damage.

Despite our best efforts, we may not be successful in complying with the rapidly evolving privacy, data protection, and data security requirements discussed above. Any actual or perceived non-compliance with such requirements could result in litigation and proceedings against us by governmental entities, passengers, or others, fines, civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our platform in certain jurisdictions, negative publicity and harm to our brand and reputation. Such occurrences could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to our Business and Operations - Intellectual Property

We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against us relating to intellectual property rights.

We may be forced to litigate, to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business.

Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit.

We do not believe that our technologies infringe on the proprietary rights of any third party but claims of infringement are becoming increasingly common and third parties may assert infringement claims against us. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third-party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products or services were found to infringe other parties’ proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

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We may be subject to risks related to information technology systems, including cyber-security risks; successful cyber-attacks or technological malfunctions can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential information and reputational risk, all of which would negatively impact our business, financial condition or results of operations.

Our use of technology is critical to our continued operations. We may be susceptible to operational, financial and information security risks resulting from cyber-attacks or technological malfunctions. Successful cyber-attacks or technological malfunctions affecting us or our service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential or proprietary information and reputational risk. As cybersecurity threats continue to evolve, we may be required to use additional resources to continue to modify or enhance protective measures or to investigate security vulnerabilities, which could have a material adverse effect on our business, financial condition or results of operations.

We may become reliant on our intellectual property; failure to protect our intellectual property could negatively affect our business, financial condition or results of operations.

Our success will depend in part on our ability to use and develop new technologies. We may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of acquired businesses. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in the U.S. Failure to adequately maintain and enhance protection over our proprietary techniques and processes, as well as over our unregistered intellectual property, including policies, procedures and training manuals, could have a material adverse effect on our business, financial condition or results of operations.

Maintaining the integrity of our computer systems and protecting confidential information and personal identifying information may become increasingly costly, as cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

Global cybersecurity threats and incidents can range from uncoordinated individual attempts that gain unauthorized access to information technology systems, both internally and externally, to sophisticated and targeted measures, known as advanced persistent threats, directed at us and our affiliated agents. In the ordinary course of our business, we intend to collect and store sensitive data, including our proprietary business information and intellectual property, and personally identifiable information of our customers. Additionally, we may rely on third-party providers, including cloud storage solution providers. The secure processing, maintenance and transmission of this information are critical to our operations and with respect to information collected and stored by our third-party service providers, we may be reliant upon their security procedures. Our systems and the confidential information on them may also be compromised by employee misconduct or employee error. We and third-party service providers may experience these types of internal and external threats and incidents, which can result in the misappropriation and unavailability of critical data and confidential or proprietary information (our own and that of third parties, including personally identifiable information) and the disruption of business operations. Depending on their nature and scope, these incidents could potentially also result in the destruction or corruption of such data and information. The potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of the services we provide to our customers, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations. Developments in the laws and regulations governing the handling and transmission of personal identifying information in the United States may require us to devote more resources to protecting such information, which could in turn adversely affect our results of operations and financial condition.

Losses or unauthorized access to or releases of confidential information, including personal information, could subject the Company to significant reputational, financial, legal and operational consequences.

The Company’s business intends to use and store confidential information, including personal information, with respect to the Company’s customers and employees. The Company intends to devote significant resources to network and data security, including through the use of encryption and other security measures intended to protect its systems and data. But these measures cannot provide absolute security, and losses or unauthorized access to or releases of confidential information occur and could materially adversely affect the Company’s business, reputation, results of operations and financial condition. The Company’s business also intends to share confidential information with suppliers and other third parties. The Company may rely on global suppliers that are also exposed to ransomware and other malicious attacks that can disrupt business operations. Although the Company intends to take steps to secure confidential information that is provided to or accessible by third parties working on the Company’s behalf, such measures may not always be effective and losses or unauthorized access to or releases of confidential information occur. Such incidents and other malicious attacks could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

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Any material disruption in our information systems could adversely affect our business.

We may rely on information technology networks and systems to operate and manage our business. Our information technology networks and systems will process, transmit and store personal and financial information, proprietary information of our business, and also allow us to coordinate our business across our operation bases, and allow us to communicate with our employees and externally with customers, suppliers, partners, and other third parties. While we believe we take reasonable steps to secure these information technology networks and systems, and the data processed, transmitted, and stored thereon, such networks, systems, and data may be susceptible to cyberattacks, viruses, malware, or other unauthorized access or damage (including by environmental, malicious, or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our proprietary information. Any of the foregoing could cause substantial harm to our business, require us to make notifications to governmental authorities, or the media, and could result in litigation, investigations or inquiries by government authorities, or subject us to penalties, fines, and other losses relating to the investigation and remediation of such an attack or other unauthorized access or damage to our information technology systems and networks.

Risks Related to Third Parties

The Company’s future performance depends in part on support from third-party software developers.

The Company believes decisions by customers to purchase its hardware products depend in part on the availability of third-party software applications and services. There can be no assurance third-party developers will continue to develop and maintain software applications and services for the Company’s products. If third-party software applications and services cease to be developed and maintained for the Company’s products, customers may choose not to buy the Company’s products. The Company intends to rely on the continued availability and development of compelling and innovative software applications for its products. The Company’s products and operating systems may be subject to rapid technological change, and when developers are unable to or choose not to keep up with this pace of change, their applications can fail to take advantage of these changes to deliver improved customer experiences and can operate incorrectly and can result in dissatisfied customers.

We may be subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.

We may be exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct or disclosure of unauthorized activities to us that violate (i) government regulations, (ii) manufacturing standards, (iii) federal and state laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any actions are brought against us, including by former employees, independent contractors or consultants, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment of our operations, any of which would have an adverse effect on our business, financial condition and results from operations.

Our dependence on suppliers and service partners for the parts and components in our Smart Mailboxes and for automation operational needs of our customers.

We intend to rely on purchased parts and services which we source from several suppliers and service partners, some of whom are currently single source suppliers for these components and services. Our supply and service base may be located globally. Many of the components used in our Smart Mailboxes must be custom made for us. This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our products and services. We have not historically maintained long-term agreements with our suppliers, though we are taking steps to put in place certain long-term agreements. While we believe that we may be able to establish alternate supply relationships and can obtain replacement components and services, we may be unable to do so in the short term or at all at prices that are favorable to us. We may experience source disruptions in our supply and service chains which may cause delays in our production process for both prototype and commercial production of the Smart Mailbox product and services. We are also in some cases subject to sole source suppliers for certain pieces of manufacturing equipment for which we rely on, or may be reliant on to achieve our projected high-volume production numbers. Changes in business conditions, wars, governmental changes, political intervention, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components and services to us on a timely basis. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. The disruption in the supply of components from suppliers could lead to delays in Smart Mailbox production, which could materially adversely affect our business prospects and operating results.

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If we or our third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to our customers’ data, our reputation may be harmed, demand for services may be reduced, and we may incur significant liabilities.

Our services intend to involve the storage, processing and transmission of data, including certain confidential and sensitive information. Any security breach, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If our security measures are breached as a result of third-party action, employee error, a defect or bug in our products or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our data, including our confidential, sensitive, or other information about individuals, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, our reputation may be damaged, our business may suffer, and we could incur significant liability. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services. We may engage third-party vendors and service providers to store and otherwise process our data, including confidential, sensitive, and other information about individuals. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our data, including confidential, sensitive, and other information about individuals. Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption.

For certain of the components and services included in our products there may be a limited number of suppliers we can rely upon and if we are unable to obtain these components and services when needed we could experience delays in the manufacturing of our products and delivering our services, and our financial results could be adversely affected.

We intend to acquire most of the components for the manufacture of our products from suppliers and subcontractors. Suppliers of some of the components may require us to place orders with significant lead-times to assure supply in accordance with its manufacturing requirements. Our present lack of working capital may cause us to delay the placement of such orders and may result in delays in supply. Delays in supply, or unavailability of services, may significantly hurt our ability to fulfil our contractual obligations and may significantly hurt our business and result of operations. In addition, we may not be able to continue to obtain such components or services from these suppliers on satisfactory commercial terms. Disruptions of our manufacturing and information systems operations could ensue if we were required to obtain components or services from alternative sources, which would have an adverse effect on our business, results of operations and financial condition.

We may pursue strategic transactions in the future, which could be difficult to implement, disrupt our business or change our business profile significantly.

We intend to consider potential strategic transactions, which could involve acquisitions of businesses or assets, joint ventures or investments in businesses, products or technologies that expand, complement or otherwise relate to our current or future business. As of the date of this prospectus, we have not entered into any agreements for such acquisitions. We may also consider, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. Should our relationships fail to materialize into significant agreements, or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected. These activities, if successful, create risks such as, among others: (i) the need to integrate and manage the businesses and products acquired with our own business and products; (ii) additional demands on our resources, systems, procedures and controls; (iii) disruption of our ongoing business; and (iv) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (a) substantial investment of funds or financings by issuance of debt or equity securities; (b) substantial investment with respect to technology transfers and operational integration; and (c) the acquisition or disposition of product lines or businesses. Also, such activities could result in one-time charges and expenses and have the potential to either dilute the interests of our existing shareholders or result in the issuance of, or assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources. Any such activities may not be successful in generating revenue, income or other returns, and any resources we committed to such activities will not be available to us for other purposes. Moreover, if we are unable to access the capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure. Our inability to take advantage of growth opportunities or address risks associated with acquisitions or investments in businesses may negatively affect our operating results. Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges to earnings associated with any acquisition or investment activity, may materially reduce our earnings. Future acquisitions or joint ventures may not result in their anticipated benefits, and we may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations or successfully combine personnel and cultures. Failure to do so could deprive us of the intended benefits of those acquisitions.

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Our software platform may be at risk of unexpected technical failure due to the unavailability of third-party information and infrastructure services such as communications, data processing, compute, SaaS, and other information and infrastructure services or technical issues with our third party dependent data and software platform.

Our platform may experience technical difficulties that prevent customers from collecting and processing data in near real-time or a timely manner. The most common technical problem our customers may experience is the unavailability of third-party communications, data processing, compute, SaaS, and other information and infrastructure services which is necessary in order to process and collect data through our product and services in the cloud. While this may not affect the performance of our platform or the collection of the data, it could potentially prevent customers and Smart Mailbox for Automation market participants from being able to access their data, services, and analysis in near real-time or a timely manner.

We are subject to additional risks associated with SaaS, Smart Mailbox, Last-mile logistics coordination with automation.

Dependence on cloud infrastructure providers

We depend on cloud infrastructure providers, as a company supplying software, SaaS, and APIs as an integral part of our Mailbox-as-a-Service. We rely on third-party cloud infrastructure providers, such as Amazon Web Services, Microsoft Azure, or Google Cloud, to host and deliver their software products. Any disruption or failure of these providers could have a negative impact on the company’s operations and financial results.

Customer churn and contract renewals

Software, software as a service, application programming interface (“SaaS,” and “API”) based companies like ours, typically rely on subscription-based revenue models, where customers pay for access to the software on a recurring basis. The company may face challenges in retaining customers or renewing their contracts if they fail to deliver value or if customers find better alternatives.

Intellectual property protection

Software, SaaS, and API based companies like ours may rely on proprietary software code or other intellectual property to differentiate themselves from competitors. Any infringement on the company’s intellectual property could have a negative impact on its ability to compete and generate revenue.

Difficulty in forecasting revenue and financial results for software, SaaS, and API-based businesses

Software, SaaS, and API -based companies may experience variability in their revenue and financial results due to a range of factors, such as customer acquisition, retention, and expansion, pricing strategies, seasonality, and macroeconomic conditions.

Limited operating history and historical financial results as a software, SaaS, and API company

With our continued product and services, improvements and innovation, and the continued changes in leading-edge software technology we depend on, our company may have limited operating history, and may face difficulty in generating revenue, achieving profitability, and scaling operations, which utilize and deliver software, SaaS, and API as part of our business.

Evolving technology and customer preferences

Our company, and the companies of our customers and go-to-market, service, information processing, and infrastructure partners, operate in a rapidly changing technology and business landscape, where new technologies and customer preferences can quickly disrupt existing business models. Our company, and the companies of our customers and go-to-market, service, information processing, and infrastructure partners may face difficulty in adapting to these changes and in maintaining their competitive position and success.

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Dependence on strategic partners

Our company relies on strategic partners, such as information processing, infrastructure partners, and automation resellers, distributors, system integrators, to go-to-market, reach new customers, and expand existing market reach. Any disruption or termination of these partnerships could have a negative impact on the company’s operations and financial results.

Exposure to foreign currency fluctuations

We may operate in multiple countries and therefore may be exposed to foreign currency fluctuations, which could negatively impact on our financial results. The company may face difficulty in hedging or managing currency risks.

Exposure to foreign regulation

We may operate in multiple countries and therefore may be exposed to foreign changes in foreign regulations, which could negatively impact our financial results. The company may face difficulty in adapting to or managing foreign regulatory risks.

Dependence on ARR

SaaS companies often rely heavily on ARR (Annually recurring Revenue subscriptions) to generate revenue, and a decline in ARR could have a negative impact on their financial results. We are offering Mailbox-as-a-Service subscriptions to our customers, which are also based on ARR. Factors that could negatively impact our results and success in obtaining positive financial results with ARR include customer churn, pricing strategies, competitive pressures, and customer demand.

Inability to innovate or respond to customer needs

Technology companies like ours need to invest in continuously innovating their products to meet changing customer needs and to remain competitive. Any inability to do so could result in reduced demand for the company’s products and services.

Warranty, installation, uninstall, insurance, and repair costs

Our Mailbox-as-a-Service includes the warranting, installation, uninstallation, insurance, and repair of our Smart Mailbox hardware in the field. Though we have designed it for minimal maintenance and modularized for quick and easy repair in most cases, our hardware may be responsible for unexpected and large warranty, repair, and other costs that could impact the company’s financial results.

Product liability and safety risks

The SaaS company may be exposed to product liability and safety risks from its hardware and software, if they cause direct or indirect injury or harm to our partners, our customers, their operations, or their customers. The company may be subject to legal claims, fines, or reputational damage from liability and safety risks.

Additional regulatory requirements

Since we sell Hardware in the form of Maibox-as-a-Service we may subject our company to additional regulatory requirements, such as safety or environmental regulations. Any non-compliance with these regulations could result in fines, legal liability, or reputational damage.

Dependence on the physical environment

Smart locker box or smart mailbox companies rely on physical infrastructure and locations to provide their services. Any damage to, or from, the physical environment, such as vandalism, natural disasters, ecological damage, power outages, and communications outages, could impact the company’s operations and financial results.

Cybersecurity risks from selling hardware-as-a-service

Smart locker box or smart mailbox companies handle sensitive customer data, such as delivery information, user identification, and location data. Any breach or loss of this data could have a negative impact on the company’s reputation and financial results.

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Dependence on last-mile and automation operations partners

Last-mile automated delivery and pickup series that can take advantage of our Smart Mailboxes for Automation, rely on third-party logistics and service companies, who in-turn may rely on partnerships with retailers, restaurants, or other businesses to provide their services. Any disruption or termination of their operations or their partnerships could have a negative impact on their company’s operations and financial results, which in turn would have a negative impact on our Smart Mailbox company’s operations and financial results.

Last-mile services and partners’ dependence on hardware and technology

Last-mile automated delivery and pickup logistics companies rely heavily on hardware and technology, such as drones, robots, or autonomous vehicles, to provide their services. Any disruption or failure of these hardware, services, and technology systems could have a negative impact on the company’s operations and financial results, which in turn would have a negative impact on our Smart Mailbox company’s operations and financial results.

Last-mile services and partners’ regulatory compliance

Last-mile automated delivery and pickup services and companies may be subject to a range of legal and regulatory requirements, such as data protection, privacy, and cybersecurity regulations, as well as regulations related to drones, robots, or autonomous vehicles. Non-compliance with these regulations could result in fines, legal liability, and reputational damage, which in turn would have a negative impact on our Smart Mailbox company’s operations and financial results.

Last-mile services and partners’ supply chain and logistics risks

Last-mile automated delivery and pickup logistics companies may face supply chain and logistics risks, such as product delays, disruptions, or shipping and delivery failures. Any disruptions to the supply chain or logistics could impact on the company’s operations and financial results, which in turn would have a negative impact on our Smart Mailbox company’s operations and financial results.

Risks Related to our Management and Control Persons

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules upon the Direct Listing because our insiders will beneficially own more than 50% of the voting power of our outstanding voting securities.

Upon completion of this offering, our founder and Chief Executive Officer, Daniel S. O’Toole, together with certain management officers will collectively beneficially own approximately 90% of the voting power of our outstanding voting securities and we will be a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market LLC. We may rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. In the event that we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors, and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our shares of common stock to be less attractive to certain investors or otherwise harm our trading price. As a result, you would not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Additionally, investors may be prevented from effecting matters involving our Company, including:

●	the composition of our Board and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

●	any determination with respect to mergers or other business combinations;

●	our acquisition or disposition of assets; and

●	our corporate financing activities.

Furthermore, this concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. This significant concentration of share ownership may also adversely affect the trading price of our common stock because investors may perceive disadvantages in owning stock in a Company that is controlled by a small number of stockholders. Although our Company does not intend to utilize the controlled company exemptions to the Nasdaq corporate governance listing standards, if we are eligible to utilize the controlled company exemptions in the future, we may choose to do so. In such instance we would be exempted from, among other things, the requirements to have a board with a majority of independent members and the requirement that we have a nominating and governance committee and compensation committee that are composed entirely of independent directors and have written charters addressing the respective committee’s purpose and responsibilities.

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You may be diluted by future issuances of preferred stock or additional common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our common stock, either by diluting the voting power of our common stock if the preferred stock votes together with the common stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our common stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price, causing economic dilution to the holders of common stock.

Risks Related to this Direct Listing and Ownership of Our Common Stock

Our listing differs significantly from an initial public offering conducted on a firm-commitment basis.

This is not an initial public offering of common stock conducted on a firm-commitment underwritten basis. This listing of our common stock on Nasdaq differs from a firm-commitment underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

●	There are no underwriters engaged on a firm-commitment basis. Consequently, prior to the opening of trading on Nasdaq, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an initial public offering underwritten on a firm-commitment basis. Moreover, there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of shares of our common stock. In an initial public offering underwritten on a firm-commitment basis, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our common stock during the period immediately following the listing.

●	There is not a fixed number of securities available for sale. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any or all of their common stock and there may initially be a lack of supply of, or demand for, our common stock on Nasdaq. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders who choose to sell their common stock in the near term resulting in an oversupply of our common stock, which could adversely impact the public price of our common stock once listed on Nasdaq.

●	Other than Maxim Partners LLC, none of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer that are applicable to the Direct Listing, however, our directors, named executive officers and certain other stockholders are subject to restrictions as to the number of shares of common stock each may dispose of in any given period. In a firm-commitment underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other shareholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after listing. Consequently, any of our stockholders, with the exception of Maxim Partners LLC and our directors and officers who own our common stock, may sell any or all of their common stock at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant quantum, it may result in an oversupply of our common stock in the market, which could adversely impact the public price of our common stock. See “Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.” None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our common stock in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

●	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on Nasdaq. Instead, we may host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our common stock or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our common stock.

Such differences from a firm-commitment underwritten initial public offering could result in a volatile market price for our common stock and uncertain trading volume and may adversely affect your ability to sell your common stock.

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Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.

We expect our shares of common stock to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for our shares of common stock, and an active market for our shares of common stock may not develop or be sustained after the listing, which could depress the market price of our shares of common stock and could affect the ability of our stockholders to sell our shares of common stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in our shares of common stock. An inactive market may also impair our ability to raise capital by selling our shares of common stock, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our shares of common stock as consideration.

In addition, we cannot predict the prices at which our shares of common stock may trade on Nasdaq following the listing of our shares of common stock, and the market price of our shares of common stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of common stock, in accordance with the Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our shares of common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. The Advisor will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information, see “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public as there would be in a firm-commitment underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the public price of our common stock may be more volatile than in a firm-commitment underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on the Nasdaq Capital Market, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our common stock, if the price of our common stock or our market capitalization falls below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our common stock on Nasdaq and may participate more in our initial trading than is typical for a firm-commitment underwritten initial public offering. These factors could result in a public price of our common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our common stock and an unsustainable trading price if the price of our common stock significantly rises upon listing and institutional investors believe our common stock is worth less than retail investors, in which case the price of our common stock may decline over time. Further, if the public price of our common stock is above the level that investors determine is reasonable for our common stock, some investors may attempt to short our common stock after trading begins, which would create additional downward pressure on the public price of our common stock. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our common stock and cause volatility in the trading price of our common stock.

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The public price of our common stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	the number of shares of our common stock publicly owned and available for trading;

●	overall performance of the equity markets and/or publicly-listed companies that offer competing services and products;

●	actual or anticipated fluctuations in our revenue or other operating metrics;

●	our actual or anticipated operating performance and the operating performance of our competitors;

●	changes in the financial projections we provide to the public or our failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

●	any major change in our Board, management, or key personnel;

●	the economy as a whole and market conditions in our industry;

●	rumours and market speculation involving us or other companies in our industry;

●	announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business, in the U.S. or globally;

●	lawsuits threatened or filed against us;

●	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events and

●	sales or expected sales of our common stock by us and our officers, directors and principal stockholders.

In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Industry and Market Data

This Prospectus contains estimates made, and other statistical data published by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this Prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are inherently subject to a high degree of uncertainty and actual events or circumstances may differ materially from events and circumstances reflected in this information. We caution you not to give undue weight to such projections, assumptions and estimates. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

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USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock.

DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings, if any, will be retained for use in the development and operation of our business. In the future, our board of directors may decide, at its discretion, whether dividends may be declared and paid to holders of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2024. Such information is set forth on the following basis:

● actual basis; and

● on a pro forma as adjusted basis, giving further effect to the sale by us of shares of Common Stock in this offering at an assumed public offering price of $[   ] per share after deducting offering expenses.

This table should be read in conjunction with, and is qualified in its entirety by, reference to “Summary Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2024	Pro Forma

Cash and cash equivalents	$495,418	$495,418

Stockholders’ equity:

Common stock, par value $0.00005 per share, 200,000,000 shares authorized; 115,679,941 shares issued and outstanding	5,784	5,784
Additional paid-in capital	11,995,839	11,995,839
Subscription Receivable	(75,765)	(75,765)
Accumulated deficit	(12,299,407)	(12,299,407)
Other comprehensive income (loss)	0	0
Total stockholders’ equity	(373,549)	(373,549)
Total capitalization	$777,915	777,915

The number of shares of our voting common stock reflected in our actual and pro forma information set forth in the table above excludes:

2,277,322 shares of common stock issuable upon exercise of stock options outstanding under our 2023 Equity Incentive Plan (the Stock Plan) as of March 31, 2024, with an exercise price of $0.20 per share;

3,722,678 Shares of common stock reserved for issuance under our Stock Plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with “Selected Financial Data” and the financial statements and related notes included elsewhere in this prospectus. Such discussion and analysis reflect our historical results of operations and financial position and does not give effect to the completion of this offering. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview and History

Arrive is pioneering the emerging market for the automated exchange of packages and goods between people, robots, and drones with our ALM mailbox.

The future of automated last-mile delivery, consumer services, and business operations all need smart, secure, and seamless exchanges of packages, goods, supplies, food, and medicine between people, robots, and drones. Our autonomous last mile (“ALM”) mailbox is expected to provide a frictionless exchange point between people, robots, and drones that makes new automated services for businesses and consumers possible.

We expect to have three primary revenue streams:

● Mailbox-as-a-service recurring revenue subscriptions for businesses and consumers. A single low-cost monthly fee paid by the customer or their delivery services (we can support all the evolving business models in the automated delivery marketplace this way) covers hardware, software, support, maintenance, un/installation, and financing of a long-lived asset in the field.

● Data monetization via insights generated by machine learning and artificial intelligence (“ML” and “AI”). Since we generate unique transactional, performance, logistical, and locational data not available from any other source, we can monetize it by delivering uniquely valuable machine learning-derived growth, performance, logistical, and promotional insights and opportunities to our customers, partners, and our own operations. Our unique data equals a source of invaluable insights from ML/AI models that only we can generate. Arrive is planning around the development of how to generate unique transactional, performance, logistical, and locational data not available from any other source and how to monetize it by delivering uniquely valuable machine learning-derived growth, performance, logistical, and promotional insights and opportunities to Arrive’s customers, partners, and its own operations has greatly advanced in the last two quarters. Arrive has plans to increase development in these areas later this year and to deploy some of the initial capabilities as part of the next generation access point (“AP4”) offering in 2025. Arrive’s unique data as a source of invaluable insights from ML/AI models that only Arrive can generate will be increasingly realized as the Arrive Network scales in 2025 and beyond – understanding that it takes time to collect large enough data sets to build state of the art AI models. Arrive will also employ ML directly in AP4 which will be realized in 2025.

● Operational platform fees. Our automated delivery marketplace (“ADM”) platform schedules arrival and departure times at our mailboxes (and other locker boxes), optimizes utilization of mailbox space, delivers important real-time location and transaction data and smart notifications, like weather, restrictions, mailbox status, package statuses, and observable automation obstructions upon which our customers rely. This allows our partners to operate in environments with other providers, and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time, versus the ability of a carrier to schedule and guarantee delivery at multiple mailboxes on a specific route at a specific time for operational efficiency and margin. Our mailbox financing exchange (MFE) platform also enables financiers, business partners, and automation operators to dynamically share and sponsor the cost of Mailbox-as-a-Service between themselves and for end-customers.

Since our inception, we have incurred operating losses. Our net loss was $7,321,134 and $2,388,614 million for the years ended December 31, 2023, and 2022, respectively. We expect to incur significant expenses and operating losses for the foreseeable future as we continue to pursue market penetration. There are a number of milestones and conditions that we must satisfy before we are able to generate sufficient revenue to fund our operations, including:

● Delivery of third iteration of product for targeted applications;

● Deployment of units in relevant use cases; and

● Finalizing design for fourth generation product to include reverse logistics and pick up capabilities.

We intend to establish product-market-fit when we are able to meet the needs of a large group of customers with a product that delivers solutions for them. Our product will need to be easy to use and understand, priced competitively, and have strong methods for marketing and selling to effectively reach the target market. When we achieve product-market fit, we will be able to pursue the next steps of scaling the business and profitably in order to generate sustainable levels of revenue and grow the business further.

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Factors Affecting our Business and Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the year ended December 31, 2023 and the year ended December 31, 2022. We have derived this data from our annual financial statements included elsewhere in this prospectus.

The Company’s auditor has completed an audit of its 2023 and 2022 financial performance in accordance with the standards of the PCAOB. The Company has not started commercial operations but has incurred expenses in connection with corporate and administrative matters, upkeep of acquired properties for future growing, processing and distribution of medical plants, and improvements to those properties. These expenses include stock-based compensation for services rendered, legal and audit fees, and property-related expenses such as depreciation, insurance and taxes. As a result, the Company reported a net loss in all reporting periods. An analysis of the Company’s operating performance for the periods from incorporation through December 31, 2023, together with the Company’s income statement summarizing income and expense items are presented below.

Results of Operations

Comparison of Year Ended December 31, 2023, and Year Ended December 31, 2022

	Years Ended December 31,
	2023	2022
GENERAL AND ADMINISTRATIVE EXPENSES
Salaries and wages - office	$2,610,407	$1,193,731
Impairment losses	1,824,923	-
Legal and professional fees	1,645,678	339,747
Outside services	266,225	9,892
Research and development	214,493	177,873
Marketing and trade show	207,234	197,545
Licensing fee	120,000	120,000
Office supplies and software	106,011	73,413
Taxes and licenses	69,852	31,561
Travel	68,325	85,692
Insurance	67,005	53,914
Rent	40,550	19,732
Meals, entertainment and employee benefits	35,634	19,680
Transportation	13,428	2,434
Depreciation	13,106	9,764
Shipping and freight	12,271	8,934
Utilities	4,000	3,558
Bank charges and fees	709	2,676
Amortization	287	-
Employee benefits	-	18,203
Donations	-	5,290
Recruiting	-	1,083

Total general and administrative expenses	$7,320,138	$2,374,722

OTHER EXPENSES
Interest expense	2,937	1,571
Miscellaneous expense	(1,941)	3,126

Total other expenses	996	4,697

LOSS FROM OPERATIONS BEFORE TAXES	$(7,321,134)	$(2,379,419)

TAXES
EDGE tax credit expense (benefit)	-	(9,195)

NET LOSS	$(7,321,134)	$(2,388,614)

NET LOSS PER SHARE:
Basic and diluted	$(0.06)	$(0.02)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	118,720,913	118,021,476

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Liquidity and Capital Resources

December 31, 2023, Compared to December 31, 2022

As of December 31, 2023, the Company had cash of $325,472 compared to $1,557,096 as of December 31, 2022. Since its inception, the Company has incurred net losses and funded its operations primarily through the issuance of equities. As of December 31, 2023, the Company had a total stockholders’ equity of $(477,766) compared to $2,367,742 as of December 31, 2022.

The Company has incurred recurring losses from operations, and as of December 31, 2023, had an accumulated deficit of $11,382,654 (2022 $4,061,520) and a working capital of $(743,666) (2022 $1,423,567). The Company’s continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. The Company has developed plans to raise funds and continues to pursue sources of funding that management believes, if successful, would be sufficient to support the Company’s operation. During the year ended December 31, 2023, the Company raised $1,696,810 through Common Stock issuances. The Company has also raised $1,150,490 in 2022 and $774,358 through March 31, 2024. The Company’s operating plan is predicated on a variety of assumptions including, but not limited to, the level of product demand, cost estimates, its ability to continue to raise additional financing and the state of the general economic environment in which the Company operates. There can be no assurance that these assumptions will prove accurate in all material respects, or that the Company will be able to successfully execute its operating plan. In the event that the Company is not able to raise capital from investors in a timely manner, the Company will explore available options, including but not limited to, an equity backed loan against the property. In the absence of additional appropriate financing, the Company may have to modify its plan or slow down the pace of development and commercialization.

The Company does not have any short or long-term contractual purchases with suppliers for future purchases, capital expenditure commitments that cannot be cancelled with minimal fees, non-cancelable operating leases, or any commitment or contingency that would hinder management’s ability to scale down operations and management expenses until funding is raised.

The following table summarizes our cash flows from operating, investing, and financing activities for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023	2022

Net cash used in operating activities	$2,816,791	$1,837,710
Net cash used by investing activities	104,991	426,136
Net cash provided by financing activities	1,690,158	1,143,930

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the year ended December 31, 2023.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While there are a number of significant accounting policies affecting our consolidated financial statements, management believes the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments.

Quantitative and Qualitative Disclosures About Market Risk

We have not utilized any derivative financial instruments such as futures contracts, options and swaps, forward foreign exchange contracts or interest rate swaps and futures. We believe that adequate controls are in place to monitor any hedging activities. We do not intend to hedge any existing or future borrowings and, consequently, we do not expect to be affected by changes in market interest rates. We do not currently have any sales or own assets and operate facilities in countries outside the United States and, consequently, we are not affected by foreign currency fluctuations or exchange rate changes. Overall, we believe that our exposure to interest rate risk and foreign currency exchange rate changes is not material to our financial condition or results of operations.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that we have not yet adopted that management believes are applicable or would have a material impact on our financial statements.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

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BUSINESS

Stockholders should read this section in conjunction with the more detailed information about the Company contained in this prospectus, including our audited financial statements and the other information appearing in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Arrive is a technology company with a focus on developing and taking to market an ALM mailbox for a Mailbox-as-a-Service network, digital platform, and artificial intelligence for smart, secure, and seamless exchange of packages, goods, and supplies between people, robots, and drones. Arrive is a technology company specializing in supporting drone and robotic automation for autonomous last mile deliveries. Arrive’s ALM Mailboxes, are offered as a Mailbox-as-a-Service subscription for autonomous robot and drone delivery services, which requires secure delivery and pickup endpoints like Arrive’s ALM mailbox. Arrive intends to create a physical network of many locations for ALM services that will be accessed by the Arrive platform designed for ALM operation software. Offering Arrive as a subscription with “ALM MaaS,” accelerates technology adoption and expansion affordably. By deploying numerous ALM mailboxes with partner customers, Arrive aims to establish a large and efficient ALM mailbox network for its customers and providers who will optimize operations and ALM activities through the Arrive ALM Platform which will increasingly utilize a growing data set and AI to create insights for enhanced services and performance in ALM operations, customer satisfaction. Arrive’s first product, the Dronedek, received the first utility patent for smart, secure, climate-controlled drone and robotic package delivery, storage, and pickup. Arrive has since developed increasingly better versions of the product and filed additional patents. Arrive’s initial products are Arrive Point 1 (AP1) and Arrive Point 2 (AP2), which are products that have been actively used for customer learning, including a pilot in Lawrence, Indiana. Currently, Arrive is finalizing its latest product, Arrive Point 3 (AP3), which is undergoing manufacturing and design enhancements for its expected launch during the summer of 2024. This release aims to fulfill Arrive’s increasing pipeline of signed statements of work in the latter part of 2024 and throughout 2025, which may include an initial level of support for reverse logistics. Furthermore, Arrive intends to intensify the development of Arrive’s fourth generation product Arrive Point 4 (AP4) in the second half of 2024, in time for pilots with customers in 2025, and expanded manufacturing in 2026. AP4 is expected to offer many new advanced features including support for reverse logistics and pickup capabilities. Currently, Arrive has three foundational patents with more than 150 claims granted, and additional applications pending in 26 countries. Arrive leads in ALM Mailboxes, distinct from smart mailboxes and smart locker boxes, which lack support for autonomous robot and drone delivery, Arrive’s emerging competition stems from smart locker box and smart mailbox companies who are recognizing the shift towards ALM. Additionally, automation providers seek solutions for securing the “last inch of the autonomous last mile” and enable seamless delivery handoffs, so they are beginning to develop home-grown point-solutions. Leveraging Arrive’s intellectual property and technological edge aims to convert potential competitors into partners and customers for Arrive’s top-tier ALM MaaS solutions, and Arrive believes home-grown point solutions will convert to broader industry, leading, full-featured solutions from Arrive. On December 18, 2023, Arrive announced the acquisition of AirBox Technologies (“AirBox”), in an all-stock transaction. This acquisition includes AirBox’s patent portfolio, which Arrive believes will broaden the capabilities of its high-tech mailbox system designed for autonomous and conventional package delivery. In addition to acquiring the patent portfolio, AirBox’s CEO Brandon Pargoe has joined the Arrive team as Vice President of Product Operations. The AirBox’ acquisition was conducted through an asset purchase agreement, whereby Arrive acquired the tangible and intangible assets of Airbox, in exchange for Arrive common shares. No liabilities nor workforce were assumed by Arrive. The effect of the asset purchase will be included in the December 31, 2023 financial statements of Arrive.

Arrive expects to have the primary revenue streams described below:

Mailbox-as-a-service recurring revenue subscriptions for businesses and consumers. A single low-cost monthly fee paid by the customer or their delivery services (Arrive can support all the evolving business models in the automated delivery marketplace this way) covers hardware, software, support, maintenance, un/installation, and financing of a long-lived asset in the field.

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Data monetization via insights generated by machine learning and artificial intelligence (“ML” and “AI”). As Arrive scales, it will generate significant and sufficient amounts of unique transactional, performance, logistical, and locational data not available from any other source, at sufficient mailbox network density and scale Arrive can monetize this large unique data set by delivering uniquely valuable machine learning-derived growth, performance, logistical, and promotional insights and opportunities to Arrive’s customers, partners, and its own operations. Arrive’s unique data equals a source of invaluable insights from ML/AI models that only we can generate.

Operational platform fees. Arrive’s automated delivery marketplace (“ADM”) platform schedules arrival and departure times at Arrive’s mailboxes (and other locker boxes), optimizes utilization of mailbox space, delivers important real-time location and transaction data and smart notifications, like weather, restrictions, mailbox status, package statuses, and observable automation obstructions upon which Arrive’s customers rely. This allows Arrive’s partners to operate in environments with other providers, and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time, versus the ability of a carrier to schedule and guarantee delivery at multiple mailboxes on a specific route at a specific time for operational efficiency and margin. At scale, Arrive’s mailbox financing exchange platform (“MFE”) aims to enable financiers, business partners, and automation operators to dynamically sponsor, share, and divide the expense of providing Mailbox-as-a- Service for end-customers, between themselves.

In the latter half of 2024, Arrive will launch ALM MaaS for customers. Initially, services will be tailored under customized statements of work with a trial period to assess return of investment. Subsequently, customers opting to continue with Arrive’s ALM MaaS will transition to subscription payments this year and next. As the market matures, standard payment rates and contracts are expected to converge in 2025 following early customer learnings. Future revenue streams hinge on establishing a substantial ALM Mailbox Network and related Platform services that will produce and leverage an ever-growing database of ALM activity, which will be a rich foundation for AI-driven services, growth insights, and revenue expansion in subsequent years.

Arrive intends to establish product-market-fit when Arrive is able to meet the needs of a large group of customers with a product that delivers solutions for them. Arrive’s product will need to be easy to use and understand, priced competitively, and have strong methods for marketing and selling to effectively reach the target market. After Arrive achieves product-market fit, Arrive will be able to pursue the next steps of scaling the business, data collection, and service in order to generate sustainable revenue growth for the business.

As Arrive operations scale, they will produce large amounts of unique data that will become the foundation for monetization using ML and AI. Definitions and examples of four basic ML applications for Arrive’s ALM mailboxes are as follows: classification, prediction, interpretation, and generation. As Arrive’s distribution and density of units installed grows, Arrive’s platform will be able to supply the data necessary to employ all for types of AI/ML for increased value, delivery and revenue throughout our ecosystem of partners, services, and customers.

The definitions and examples for these four types of machine learning and artificial intelligence and some basic applications for Arrive’s ALM mailboxes are as follows: (i) classification is the task of assigning a label to an input. For example, a classification algorithm could be used to classify images of packages into different categories, such as small, medium, and large. This could be used to optimize the placement of packages in the ALM mailbox to maximize space efficiency; (ii) prediction is the task of estimating a value for an output variable given a set of input variables. For example, a prediction algorithm could be used to predict when a package is likely to be delivered, so that the ALM mailbox can be unlocked in advance. This could help to reduce package theft and improve the delivery experience for customers; (iii) interpretation is the task of explaining how a machine learning model makes its predictions. For example, an interpretation algorithm could be used to explain why a classification algorithm classified an image as a small package. This could be used to improve the accuracy of the classification algorithm by identifying any biases in the training data; and (iv) generation is the task of creating new data that is similar to the training data. For example, a generation algorithm could be used to generate new images of packages that are similar to the images in the training data. This could be used to train a classification algorithm on a wider variety of package images, which could improve the accuracy of the algorithm.

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Further areas with examples where we may employ ML/AI as part of our mailbox-as-a-service (“MaaS”):

Delivery. Classification algorithms can be used to classify packages into different sizes, so that they can be placed in the ALM mailbox in a way that maximizes space efficiency. Prediction algorithms can be used to predict when packages are likely to be delivered, so that the ALM mailbox can reserve inventory space or delivery times for automation in advance. Improved exchanges between people, drones, and robots can reduce package theft and improve the delivery experience for customers.

Pickup. Classification algorithms can be used to classify packages into different categories of reverse logistics like resell, refurb, or recycle. This information can be used to determine the best networks, economics, and means of pickup for each return. Prediction algorithms can be used to predict when returns are likely to be picked up, so that the ALM mailbox can better optimize space management within a unit and can help prevent returns and packages from being left in ALM mailboxes too long for optimal outcomes.

Users. Classification algorithms can be used to classify users into different categories, such as frequent users or occasional users, or to derive a schedule of when they generally use ALM mailboxes. This information can be used to personalize the experience for users and for the delivery and pickup networks and autonomous logistics they are served by. Providing more information about users’ packages and when users are likely to use the ALM mailbox optimize provider and user experiences and reduce wait and cycle times.

Environment. Classification algorithms can leverage camera and sensors in ALM mailboxes to classify environmental conditions, such as temperature, wind, precipitation, or humidity, which in turn can be supplied to users and operators and networks to optimize their delivery and pickup performance, schedules, and experience. This information can also be used to alert users to potential problems, such as packaging and packages that may be put at risk by changing temperature or overly long exposure to extreme temperatures.

Autonomous logistics. Algorithms can be used to generate new or alternative routes for autonomous delivery vehicles based on a combination of environmental factors, user behavior, and mailbox space availability. This can help to improve the efficiency of delivery operations, customer experience, and reduce the environmental impact of delivery vehicles.

These are just a few examples of how AI and ML may be used in Arrive ALM mailboxes. As Arrive increases its installed-units footprint and as ML algorithms become more sophisticated, Arrive can expect to see even more innovative applications of ML in Arrive ALM mailboxes in the future that will accelerate growth and revenue potential.

Growth Strategies

ALM mailboxes for the automated and frictionless exchange of packages and goods between people, robots, and drones are a promising new emerging market and category of technology, validated by customer interest and new competition. To obtain sustainable advantageous growth Arrive is employing proven strategies, platform thinking, and playbooks for bringing new technologies to market.

Planned Progression

Arrive believes an initial focus on medical operation, first on medical campuses and later growing to their extended networks for doctors, clinics, pharmacies and more, will provide a successful and profitable growth path towards more ubiquitous availability of automated delivery and pickup. By focusing initially on the delivery and pickup of lab samples, medicine and supplies on medical campuses and then reaching out to their local networks of medical business partners, Arrive can build the requisite foundation and ROI for then further spreading ALM mailboxes into communities and other use cases for automated delivery like food, goods, and services.

Arrive will partner with leaders in automated delivery of delivery of food, goods, and services. Some large automation companies and retailers are investing in automated operations and business models that they expect will eventually support the growth of a collective ecosystem of partners serving end-customers and residents - which to-date has been unable to justify the massive investments necessary. By starting with automation in more critical and profitable medical operations and then expanding to larger but lower-margin autonomous automation markets with partners over time we seek to maximize our ROI and while maintaining speed to market.

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Begin with a Beachhead

The order of growth for Arrive’s go-to-market and ROI starts with a beachhead in medical operations and large assisted living communities.

It’s a proven playbook/strategy now, first described in Geoffrey Moore’s, “Crossing the Chasm”, to approach the early market within niche markets that can be well-served before moving to the next adjacent market. Arrive has begun its go-to-market by serving the needs of two associated and synergistic markets in medical operations and large assisted living communities. By solidifying Arrive’s position in these markets first it allows us to obtain a profitable foundation and more learning to navigate a path forward to other markets and networks of value.

Medical Operations

Arrive defines medical operations as hospitals, medical campuses, and laboratories with associated networks of doctors and clinics. By starting with hospitals, medical campuses, and laboratories Arrive can prove the value and ROI of better patient outcomes and operational efficiencies by employing Arrive’s ALM mailboxes across a portfolio of valuable use cases:

(a)	Weekend, off-hour, and holiday lab sample deliveries and pickups when staffing is much lower. This begins with immediate improvements in the time-sensitive receiving, notification, and routing of courier lab sample deliveries, which will be improved with automated drone delivery and robotic pickup.
(b)	For hospitals and labs that are already navigating the use of robots and drones, Arrive can make exchanges of supplies, medicine and samples between buildings more smart, secure, and seamless - eliminating the friction of handoffs and optimizing the utilization/ROI of personnel, robots, and drones as a smart cross-dock and exchange point.
(c)	Lab samples may require rare or costly tests, and surgeries may require specific or rare medical kits that are difficult to maintain an inventory for at every location. Arrive’s ALM mailboxes can serve as an external, dynamic, just-in-time (“JIT”) supply closet to maximize the ROI on rare inventory while supporting better availability and outcomes.
(d)	Leading medical operations are at the cutting edge of formulating custom JIT treatment protocols that can require couriering specialty custom medicines between multiple facilities. Arrive’s ALM mailboxes can provide a foundational network for optimizing courier and utilization use for more reliable inventory and drug movement/re-positioning.
(e)	Similarly, prescription, biologics, and sample delivery networks that extend beyond the medical campus to networks of doctors and clinics can benefit from improved cycle times, notifications, climate control, security, and chain-of-custody capabilities of our ALM mailboxes.

Large Assisted Living Communities

Second, Arrive is simultaneously pursuing large, assisted living communities (“LALCs”), where there is already a history of consolidating mail, package, prescription, and food delivery for a large dependent community. For LALCs Arrive can help introduce and improve the smart, secure, and seamless automated exchange of packages, goods, supplies, food, and medicine between people, robots, and drones. By placing banks of Arrive’s ALM mailboxes beside existing walls/banks of US Postal Mailbox Arrive can expedite courier deliveries and residence convenience as a foundation, followed by automated drone and robotic deliveries and ultimately robotic pickup and delivery to residence front doors. Logistics services, whether leveraging automation or not, prefer delivering to a few locations that have banks of ALM mailboxes which are convenient for residents and will ultimately support automated transfers to their front doors if desired.

Emerging Retail Growth

Third, Arrive will extend growth through the progress of retail giants like Walmart and drone delivery pioneers like Wing, Zipline, and DroneUp, who are laying the groundwork for residential and retail delivery networks in Dallas and beyond. As Arrive builds its MaaS network and digital platform, we aim to empower these direct-to-consumer initiatives by providing secure autonomous pickup and delivery points, further enhancing their efficiency and effectiveness. We view this expansion as a natural extension of our existing medical operations and ecosystem, leveraging our strong presence in these communities.

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Platform Design

Arrive is also employing platform thinking and strategies in its product and market relationships. What does Arrive mean by a platform? At the highest level, a platform is a group of technologies, data, processes, standards, licensing, and business operations/rules that are developed as a collective system and foundation upon which an ecosystem of stakeholders, comprised of businesses, consumers, and investors, can interoperate a share in the profits and benefits of collectively serving a market better than they can do alone or by narrow vertical integrations. It provides a market- driven foundation for multiple, interdependent, stakeholders to collectively supply and consume value more efficiently - like an ecosystem - for a given market opportunity. An example is Apple’s iPhone, app store, chips, operating system, and developer resources together form a platform for multiple independent developers, consumers, suppliers, accessory makers, and others to serve Apple’s iPhone customer/community base. Similarly, Arrive’s Mailbox-as-a- Service creates a common foundation for many independent businesses, carriers, automation operators, technology providers to partner in deploy solutions, services, and business models for an evolving set of end-customer needs in last-mile logistics and automated business operations marketplace.

1.	Arrive’s automated delivery marketplace (“ADM”) software provides platform services to multiple partners and automation operators for scheduling arrival and departure times at Arrive’s mailboxes (and other locker boxes), optimizing space/inventory utilization of each mailbox, and delivers important real-time location and transaction data and smart notifications, like weather, restrictions, mailbox status, package statuses, and observable automation obstructions upon which Arrive’s customers rely. Allowing Arrive’s partners to inter-operate in environments with other providers, and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time, versus the ability of a carrier to schedule and guarantee delivery at multiple mailboxes on a specific route at a specific time for operational efficiency and margin.

2.	Arrive’s mailbox financing exchange (“MFE”) platform partner financiers, businesses, and automation operators to dynamically share and sponsor the cost of Mailbox-as-a-Service between themselves and for end-customers. For example, if a consumer is a loyal Walmart customer, uses DoorDash regularly, and orders prescription deliveries from CVS, these three partners can easily recognize and split the monthly tab together for this important customer’s ALM mailbox to further their loyalty, sales, and usage.

Mechanics of Arrive’s Go-to-market

Since Arrive is bringing a complex mix of hardware, software, and machine learning to market within Arrive’s smart MaaS Platform, for larger medical and assisted living operations and enterprises, Arrive’s initial go-to-market is similar to a SaaS enterprise sale. Arrive will be reliant on a direct consultative sales model in the early market in which marketing provides leads. Arrive will lean heavily on meeting medical leaders where they congregate and on providing valuable research and content on how to use an ALM mailbox for the smart, simple, and seamless exchange of supplies, medicine, lab samples, and more between people, robots, and drones within medical operations, campuses, and networks of doctors, clinics, pharmacies, and suppliers.

Arrive will also be working closely with drone and robotic technology providers and operators to coordinate bringing turnkey “whole solutions” to Arrive’s medical operations and assisted living target markets.

Arrive’s initial emerging market will consist of sales to the most innovative and strategic medical operations. Arrive will be collecting data to analyze the success, ROI, and results from early sales customer cohorts to determine the right features, product roadmap, and growth path to expand beyond Arrive’s early innovative bellwether customers, as Arrive aims to grow into a more mainstream market of early adopters.

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Competitive Strengths

There are many locker box and mailbox companies in the marketplace. Arrive strategically differentiates in:

a)	Leading the market in IP and pioneering development of the first ALM mailboxes for automated delivery and pickup with advanced capabilities to reduce the friction of exchanges between people, robots, and drones.
b)	Being approved as a certified US Mailbox (application formally submitted September 15, 2023), which will allow for uniquely advantageous service, deployment, and a secure treatment for Arrive’s customers.
c)	Providing an integrated platform of hardware, software, services, and financing, all delivered as an easy-to-use and procure ALM mailbox.
d)	That Arrive is designed as a modular and extensible product system to allow for flexibility and re/configuration, quick maintenance, and better support - all to lower the cost of ownership, innovation, and learning by Arrive’s customers and partners as they rapidly evolve their business models, experiments, requirements, and technologies to better serve their markets and customers. It’s an emerging market that rewards evolution, learning, and innovation until broad market adoption occurs across many offerings and businesses that can share and distribute the cost and benefits of a pervasive ALM mailbox platform infrastructure.

Industry Overview and Opportunity

US Market Overview

Arrive’s end goal and target market is to work with automation technology providers and operators who need to serve businesses needing to deliver automated last-mile logistics, consumers services, and advanced business operations to their business and consumer end-customers.

To understand the scale of Arrive’s opportunity and market, one needs to understand that ultimately Arrive’s smart MaaS platform will serve as a common, shared infrastructure for a large portion of the 160+ million US addresses for businesses and consumers, which grows by over 4,000 addresses daily - and that is before Arrive addresses its global aspirations and growth potential.

What proportion of these 160+ million addresses can Arrive reasonably hope to reach - and what will it be worth to Arrive’s business? The first 1% of US addresses (1.6 million) is estimated to be worth approximately $3.5 billion in recurring revenue across our three planned revenue streams of: MaaS recurring revenue subscriptions, data monetization via ML/AI generated growth insights, and operational platform fees as described earlier. This is a big market opportunity that can support a new platform player and MaaS model like Arrive. There are 165 million deliverable addresses in the United States (152 million residential, and 13 million commercial, per the US Postal Service. The company’s business model anticipates annual recurring revenue (ARR) of $360 for residential and $3,600 for commercial mailbox as a service. Capturing 1% of these addresses (1.65 million) will generate annual subscription revenue of approximately $1.1B by year 10. The company has identified additional revenue streams, such as the mailbox financing exchange, monetization of data insights through artificial intelligence and machine learning, and the automated delivery marketplace which comprises the remaining $2.4B annual revenue.

The following data points support Arrive’s large market potential:

1.	According to a report by Grand View Research, the U.S. healthcare robotics market size was valued at $2.6 billion in 2020 and is expected to grow at a compound annual growth rate (“CAGR”) of 27.2% from 2021 to 2028. Hospital delivery is one of the potential applications of healthcare robotics, and it is likely to be a significant segment of the overall market.

2.	According to a report by Research And Markets, the delivery drone market in the United States was valued at $40.7 million in 2020 and is expected to grow at a CAGR of 58.9% from 2021 to 2028.

3.	According to McKinsey[1], drone deliveries, by some of our potential automation partners, has reached impressive levels:

●	Zipline: > 500,000 drone deliveries and >37M miles
●	Wing: > 300,000 drone deliveries in Australia, Finland, and USA | https://lnkd.in/gJT9Wzxw
●	Walmart with DroneUp: 6,000 drone deliveries (also with Zipline and Flytrex) in 2022, 36 sites, with goal of 1,000,000 deliveries annually | https://lnkd.in/g6Qznn9x
●	Manna Drone Delivery: > 100,000 drone deliveries in Ireland, expanding to Europe and USA | https://www.manna.aero/
●	Flytrex: expanding service radius to 100,000 eligible customers.
●	Matternet: Type certificate and production certification in hand to make the attractive economics of drone delivery real.

1https://www.mckinsey.com/industries/aerospace-and-defense/our-insights/future-air-mobility-blog/drones-take-to-the-sky-potentially-disrupting-last-mile-delivery

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Regulatory Background

The adoption of drones and autonomous robots for delivery has been gaining momentum in recent years due to the potential for increased efficiency, speed, and cost savings. However, the pace of adoption has been hindered by a variety of legal and regulatory barriers, including the Federal Aviation Administration’s (“FAA”) Beyond Visual Line of Sight (“BVLOS”) requirements. These regulations require operators to demonstrate that their drones can fly beyond the visual line of sight of the pilot or observer and still maintain safe operation. Meeting these requirements has been a significant challenge for many companies seeking to use drones for delivery and has slowed down the pace of adoption. Despite these challenges, many companies are investing heavily in developing and testing delivery drones and robots that can meet the FAA’s BVLOS requirements. As such, Arrive can expect continued progress in the adoption of drones and autonomous robots for delivery, albeit with careful consideration of legal and ethical implications, including compliance with BVLOS requirements.

Market Growth or US Market Overview

●	64% of people in the US have had a package stolen[2]
●	$9.1B+ spent each year on lost goods and services[3]
●	You could save $1B every 11 days for autonomous vs traditional deliveries[4]
●	3,000 delivery trucks would be removed from the road for every 1% of packages delivered autonomously[5]
●	50% savings on packages under 5 lbs., 91% of all packages delivered[6]

Large Target Market

●	The FAA has issued guidance for regulations carrying BVLOS
●	Pilot programs have begun in 2022, including Amazon, Google/Wing, Walmart and others

Early Market Activity

-Demonstrated a multi-Smart-Mailbox deployment and delivery use in partnership with USPS in Lawrence, Indiana under the “2022 Pilot Program.” Working on feasibility of deploying up to 4,000 Arrive ALM mailboxes in Lawrence, Indiana. Arrive’s plans for expanding the operations in Lawrence Indiana slowed down after political elections, which had an impact on the project’s momentum, placing it on a halt for 2024. However, overall, Arrive’s statements of work pipeline and customer interest have been steadily increasing in the last two quarters as Arrive nears the release of AP3 this summer 2024.

-In discussions with several leading hospital networks known for innovation in the development and deployment of Arrive ALM mailboxes in support of a multi-phased project to build automated operations containing multiple ALM Mile mailboxes in support of lab sample and drug deliveries by mixed courier, robot, and drone networks.

2 https://www.safewise.com/blog/metro-areas-porch-theft/

3 https://www.cnbc.com/2020/01/10/package-theft-how-amazon-google-others-are-fighting-porch-pirates.html

4 https://www.businessinsider.com/delivery-fee-for-amazon-prime-air-2015-4

5 https://www.arrive.tech/insight-hub/environmental-impact-report

6 https://news.erau.edu/-/media/files/news/forecast-commercial-uas-package-delivery-market.pdf

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-In discussion with some of the nation’s largest assisted living communities to place banks of Arrive ALM mailboxes to supplement USPS mail delivery points for hundreds of thousands of residents to support smarter, secure, and seamless prescription and package deliveries by mixed courier, robot, and drone networks.

-Multiple “Precision Delivery” technology development partnerships are in progress with leading drone providers and operators to be expanded jointly into their customer bases.

Intellectual Property

Arrive’s intellectual property consists of patents, trademarks and trade secrets. Arrive’s trade secrets consist of research and development and know-how, all of which we seek to protect, in part, by confidentiality agreements. To protect Arrive’s intellectual property, Arrive relies on a combination of laws and regulations, as well as contractual restrictions. Federal trademark law protects Arrive’s registered trademarks. Arrive also relies on the protection of laws regarding unregistered copyrights for certain content Arrive creates and trade secret laws to protect Arrive’s proprietary technology.

Trademarks

Arrive has [12] registered trademarks, all of which are being used in commerce:

No.	Mark	Filed	Serial No	Granted	Reg. No
1	DRONEDEK (words)	July 18, 2019	88522545	June 29, 2021	6399323
2 1b	DRONEDEK WE’RE THINKING OUTSIDE OF THE (MAIL) BOX!	December 23, 2020	90407560	Allowed March15, 2022 need show use
3 1b	WE’RE KICKING THE MAILBOX TO THE CURB, DRONEDEK	December 23, 2020	90407603	Allowed March15, 2022 need show use
4 1b	DRONEDEK, WE’RE KICKING THE MAILBOX TO THE CURB	December 23, 2020	90407636	Allowed March15, 2022 need show use
5	DRONEDEK	December 29, 2020	90426343	April 5, 2022	6689433
6 1b	TAG BY DRONEDEK	May 6, 2022	97399534	Allowed June 20, 2023 need show use
7 1b	MAAS - MAILBOX AS A SERVICE	May 6, 2022	97399527	Allowed June 20, 2023 need show use
8 1b	THE LAST INCH OF THE LAST MILE	May 6, 2022	97399520	Allowed June 20, 2023 need show use
9 1b	ARRIVE	June 20, 2022	97466319	Allowed June 20, 2023 need show use
10 1b	ARRIVAL POINT	June 20, 2022	97466345	Allowed June 20, 2023 need show use
11 1b	ARRIVE PAY	June 20, 2022	97466377	Allowed June 20, 2023 need show use
12 1b	ARRIVE POINTS	June 20, 2022	97466382	Allowed June 20, 2023 need show use

Arrive has no unregistered trademarks.

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Patents

Arrive has three registered United States patents, three other applications in process and 44 non-U.S. patent applications in process.

Patents and Patents Pending: DRONEDEK was initially granted the first US Patent in 2017 with a 2014 priority. A second was granted in 2019 with priority back to the original. A third was issued August 29, 2023 in connection with the expanding floor and homeowners recess into ground. The fourth US patent is scheduled for exam within the next three months. A fifth non-provisional was transformed into a non-provisional and Patent Cooperation Treaty (“PCT”) in mid-June of 2023. The next generation 2.1 with new features and performance was submitted as a continuation of the expanding patent in July of 2023. Gen 3 will soon be in the provisional stage. The expanding floor and hot/cold assist are in national phases in 25 other countries at various levels of exam. Arrive has continued to bolster its protected features and functions with additional patents which are currently pending (see table below).

Optional features protected by the patents and applications include: a sensor-equipped, fully autonomous landing pad receptacle; a receptacle for receiving or sending food, medicine, groceries, or parcels; a secure receptacle on a porch, roof, window, house, building, existing edifice or mailbox post; interior temperature control (hot and cold holding section); a curved bottom to mitigate damage to the parcel from abrupt drops; infrared, ultraviolet or ozone virus and bacteria prevention including anthrax and COVID; detection of explosive materials; in-ground vaults for home owners association also known as “HOA” restrictions; mobility on trucks, boats and trailers; weather monitoring station, traffic, human and pet movement with facial recognition cameras; powered by a solar panel and/or 110-volt electrical; assist mechanism for robot/aerial unmanned vehicle systems (“AUVS”); and a charging station or battery exchange to the drones and unmanned aerial vehicles (“UAVs”).

International Patents Pending: Patents pending are based on the PCT and World Intellectual Property Organization (“WIPO”). International filings are focused on those global markets that provide the best commercial opportunity (the top 20 nations representing over 80% of the global economy). National patents for various countries have been assessed and are being examined in various stages depending on the country’s rules.

Trademarks: DRONEDEK holds two US trademarks registered, an additional ten are allowed and ready to show use; other marks such as US and foreign applications are under consideration for protecting the brands with the transition to ARRIVE.

Licenses: DRONEDEK has an exclusive license to all the patents described herein from the inventor and CEO of Arrive, Daniel S. O’Toole. The details of the terms of use for these licenses are further described herein under the section Related Party Transactions.

COUNTRY	SERIAL NO.	FILING DATE	PATENT NO.	TITLE	STATUS	ANTICIPATED EXPIRATION DATE
U.S.	14/565,418	December 9, 2014	9,840,340	Drone Docking Station and Delivery System	Granted in U.S. 12/12/2017	12/9/2034
U.S.	15/328,027		10,457,421	Drone Docking Station and Delivery System	Granted in U.S. 10/29/2019	9/23/2035
U.S.	17233624	4/19/2021	11,738,883	Expanding Floor/Accordion drone docking station	Granted in U.S. 08/29/2023	2/23/2041
	PCT/US21/027879	4/19/2021	WO 2021216397	Expanding Floor/Accordion drone docking station	Pending Internationally
U.S.	17233635	4/19/2021	US 2022-0055770	Hot and Cold Section drone docking station Temperature Controlled Device	Pending in U.S.
	PCT/US21/27895	4/19/2021	WO2021216407A1	Hot and Cold Section drone docking station Temperature Controlled Device	Pending Internationally

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Recent Developments and Current Licenses Held

On March 21, 2022, Arrive issued a press release announcing its partnership with Alpine 4 Holdings Subsidiary Vayu Aerospace Corporation to create a new ecosystem in drone package delivery.

Partnership collaboration between Arrive Technology Inc., formerly Dronedek Corporation, and Hush Aerospace

On May 2, 2022, Arrive issued a press release announcing its collaboration for a potential partnership with Hush Aerospace. Arrive will resume negotiation in connection with the terms of an agreement upon the successful completion of this offering. This partnership will focus on reducing drone noise levels during delivery.

Partnership Agreement between Arrive Technology Inc., formerly Dronedek Corporation, and Speedy Eats

On June 2, 2022, Arrive issued a press release announcing its collaboration for a potential partnership with Speedy Eats to ensure reliable and speedy food delivery. The Company will resume negotiation in connection with the terms of an agreement upon the successful completion of this offering.

Partnership Agreement between Arrive Technology Inc., formerly Dronedek Corporation, and Joule Case

On July 19, 2022, Arrive issued a press release announcing its partnership with Joule Case to ensure eco-friendly, rugged and reliable power for Arrive’s ALM mailboxes.

Partnership Agreement between Arrive Technology Inc., formerly Dronedek Corporation, and Scylla

On August 15, 2022, Arrive issued a press release announcing its strategic partnership with Scylla, a facial recognition company. This strategic partnership was entered into with the intention of bolstering drone security and customer service.

Partnership Agreement between Arrive Technology Inc., formerly Dronedek Corporation, and SERA4

On August 29, 2022, Arrive issued a press release announcing its partnership with SERA4 to provide customers with keyless access to Arrive ALM mailboxes. Through this partnership, Dronedek will have a secure way to grant temporary access to delivery and pickup services by issuing digital keys.

Partnership Agreement between Arrive Technology Inc., formerly Dronedek Corporation, and A2Z Drone Delivery

On October 17, 2022, Arrive issued a press release announcing its technical integration partnership with A2Z Drone Delivery. Pursuant to this partnership, A2Z’s Drone Delivery will be integrated with Dronedek’s ALM mailbox, resulting in safer and quieter deliveries.

Agreement between Arrive Technology Inc., formerly Dronedek Corporation, and Helium Network

On December 1, 2022, Arrive issued a press release announcing that it will utilize Helium Network to transmit sensor data for Arrive’s ALM mailbox system. Helium Network technology will provide Arrive ALM mailboxes with low- band wireless transmissions that can power low-band electronics. Additionally, Arrive ALM mailboxes may also include Helium Hotspots that can connect Arrive’s devices to wireless networks.

Every implementation of ALM operations requires partners to work together. Every ALM project/solution requires autonomous drones and robots, automation operations, end-customer integration and operation, and ALM endpoints for secure, frictionless, and asynchronous handoffs between people, drones, and robots. Arrive continues to have numerous discussions with partners of all types in automation, automation operations, retail, service delivery, and more – all of which Arrive tracks and maintains in its CRM to form an ever-growing pipeline of opportunity which has recently culminated in several SOWs and which Arrive expects to continue to grow. The many partner names referenced throughout this document are all partners that Arrive has many discussions with and whose need for Arrive solutions are at various phases of maturation driven by their market experimentation, innovation, alternatives, and the rate of Arrive product development. Arrive is hopeful as the leader in ALM Mailboxes that it will have the opportunity to bring many, if not the majority, of these relationships and discussions to fruition as sales for Arrive. Arrive continues to see, and dialogue on, the great rate of progress in ALM by Wing, Zipline, Walmart, Starship, Doordash, CVS, and others. Arrive hopes to establish SOWs with some of these leaders as Arrive makes its AP3 and AP4 products available for pilots and ALM operations.

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Human Capital Resources

As of July 31, 2024, Arrive had 11 employees.

Property

Our corporate headquarters is located at 12175 Visionary Way, Fishers, Indiana 46038.

Third Party Advisors

Advisory Agreement. On July 16, 2024, Arrive executed an advisory services agreement with Maxim Group LLC (“Maxim”) in connection with a go public transaction including a direct listing. Pursuant to the terms of the Advisory Agreement, upon Closing, Arrive agreed to compensate Maxim with an number of shares of Arrive, equal to that certain percentage from the aggregate value of the transaction as described in the Advisory Agreement. As of the date hereof, it is expected that Maxim will be issued 2,131,653 of our shares.

Legal Proceedings

We are, from time to time, subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Other than as set forth below, we are not presently a party to any litigation the outcome of which, if determined adversely to us, would in our estimation, have a Material Adverse Effect on our business, operating results, cash flows or financial condition. The following is a summary of the Company’s ongoing legal proceedings:

Byfield Management, Inc. and Ohrn II, Richard B v. Dronedek Corporation. This is an employment action, filed in the Marion Superior Court No. 2 of the State of Indiana. Orhn, working as Byfield Management, Inc., was the original chief executive officer of the Company under an oral agreement. The amount in dispute includes two years of salary and stock options. The Company terminated this executive contract for cause and the matter is currently being handled by external counsel Taft Stettinius & Hollister LLP.

An initial Cease and Desist letter on Arrive’s trademark from Arrive Logistics was received July 19, 2023. An open, positive discussion is ongoing between counsel.

Government Regulation

Arrive is subject to local, state, federal and international laws, statutes, rules, policies, and regulations (collectively “Regulations”) that relate directly or indirectly to Arrive’s operations. These include privacy and data protection regulations. Arrive’s business operations involve the collection, transfer, use, disclosure, security, and disposal of personal or sensitive information. As a result, Arrive’s business is subject to complex and evolving U.S. and international laws and regulations regarding privacy and data protection. Other Regulations that Arrive is subject to, include the following: licensing, permitting, and zoning requirements for the operations of Arrive’s offices and other facilities; health, safety, and sanitation requirements; the service of food; working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employments laws and regulations; marketing activities; and environmental protection regulations. Arrive is also subject to common business and tax rules and regulations pertaining to the operation of its business.

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While Arrive does not operate AMRs, it’s customers and partners do while utilizing Arrive MaaS. The United States does not have specific regulations governing autonomous mobile robots (“AMRs”). However, AMRs are subject to a number of general safety regulations, including the following:

●	The Federal Motor Carrier Safety Administration (“FMCSA”) regulates AMRs that are used to transport goods on public roads.

●	The Occupational Safety and Health Administration (“OSHA”) regulates AMRs that are used in the workplace.

●	The Consumer Product Safety Commission (“CPSC”) regulates AMRs that are sold to consumers.

In addition to these general safety regulations, AMRs may also be subject to specific regulations in certain states or localities. For example, the state of California has a number of regulations governing the use of AMRs in public spaces.

The lack of specific regulations governing AMRs can create some challenges for businesses that want to deploy these robots. However, there are a number of organizations that have developed voluntary safety standards for AMRs. These standards can help businesses to ensure that their AMRs are safe to operate.

Some of the voluntary safety standards for AMRs include:

●	ANSI/ITSDF B56.5-2012: Safety Standard for Driverless, Automatic Guided Industrial Vehicles and Automated Functions of Manned Industrial Vehicles

●	ANSI/RIA R15.06-2012: American National Standard for Industrial Robots and Robot Systems - Safety Requirements

●	ISO 13482:2014: Robots and robotic devices - Safety requirements for personal care robots

As the use of AMRs continues to grow, it is likely that the US government will develop more specific regulations governing these robots. In the meantime, businesses that want to deploy AMRs should carefully consider the relevant safety regulations and voluntary standards.

Drone Regulation in the United States

While Arrive does not operate AMRs, it’s customers and partners do while utilizing Arrive MaaS. A part of our business may be subject to air drone operations carried out by third parties, drone operations in the United States is subject to regulations of the Federal Aviation Administration (“FAA”). The FAA has set rules for routine commercial use of small, unmanned aircraft systems (“UAS”) weighing less than 55 pounds that are conducting non-hobbyist operations. UAS operators-for-hire must pass a written test and be vetted by the Transportation Security Administration. The rules include restrictions regarding the right of way in certain areas for drone operations by also requiring the broadcast of remote ID information.

We are also subject to the USPS mailbox regulations and specifications which include parameters for residential and commercial installations.

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MANAGEMENT

The following table sets forth certain information as of the date of this prospectus about our executive officers and members of our Board.

Directors and Executive Officers	Age	Position/Title
Daniel O’Toole	60	Chief Executive Officer, Chairman
Todd Pepmeier	50	Chief Financial Officer
Mark Hamm	58	Chief Operations Officer, Director
Lora O’Toole	25	Vice President Business Development
Neerav Shah	52	Chief Strategy Officer, Director
John Ritchison	74	General Counsel, Director
John Gallina	64	Director
Kevin McAdams	67	Director
Bill Stafford	44	Director

Executive Officers and Directors

Daniel O’Toole – Chief Executive Officer, Founder, Chairman,

Dan is an American entrepreneur and inventor. He is the Chairman and CEO of Arrive Technology Inc. (formerly Dronedek Corporation), owner of Striker Property Group, LLC, which owns and operates an eight-figure portfolio of industrial buildings and commercial land in the Indianapolis Market and Striker Realty Group, LLC, a boutique commercial real estate brokerage firm which operates nationally. He holds a BS from the Miller School of Business at Ball State University. He is a member of Sigma Phi Epsilon Social Fraternity and serves on the Alumni Board for the Indiana Gamma Chapter. Dan is a serial entrepreneur, holds a commercial real estate brokers license, and has been issued three United States Utility Patents. Self-employed for the majority of his career, Dan has owned businesses generating millions of dollars in revenue with three of them being acquired. After graduating college, he started working in corporate America for an environmental distribution company, shortly becoming the top salesman in the company. Dan soon left to start his own distribution company. The company engaged in the sales of environmental cleanup and safety products whereby his company became one of Eli Lilly’s largest vendors. Dan sold the company to an investor group and went on to start a successful nationwide facility maintenance company specializing in the maintenance and upkeep of multi-location Fortune 500 Companies. While operating his business, Dan had the idea for Dronedek. He immediately filed for his first patent in 2014. The Dronedek patents issued as he continued operating his business. Believing in the emerging market opportunity that Dronedek represents, he sold his previous business to concentrate his efforts on Dronedek. Dan has strong operational, sales and financial experience with his 35 years of business experience.

Todd Pepmeier, CPA – Chief Financial Officer

Financial executive in automotive, aerospace, healthcare, and early-stage technology companies. Former divisional CFO for Rolls-Royce, Plc in defense business unit, leading financial and contracting teams. Led the shared services Center for Ascension Health from 2016 to 2021 and was CFO of a technology startup specializing in RPA for Ascension Health and commercial clients. He executed the successful exit through strategic acquisition in 2021.

Mark Hamm – Chief Operations Officer, Director

Mark is the Chief Operating Officer of Arrive Technology Inc. He previously started and led FedEx Innovation as VP of Innovation and helped launch the Sense Aware business from a growing pipeline of future innovation. He’s also served in other Fortune 500 executive leadership as Vice President of Customer Experience at ServiceMaster and Vice President of Information Technology at AutoZone. In addition, he has over two decades of experience in leading and launching technology startups, as CEO and CTO, within B2B SaaS and Autonomous Drone/Robotics markets. Mark has a track record of experience and proven expertise in strategy, marketing, business operations, software development, IoT, B2B SaaS, big data, machine learning, design thinking, and robotic process automation, within the technology, logistics, services, and retail industries.

Lora O’Toole - Vice President Business Development

Lora O’Toole started in the autonomous systems industry in 2019 and has experience working at startups and sales. Lora was honored as part of Conexus’ 2021 Rising 30 in the logistics and advanced manufacturing industries in Indiana for her work at the Company. She is heavily involved in the technology and Unmanned Aerial Systems (UAS) communities as the treasurer of AUVSI’s Indiana chapter and a member of several other organizations in the space. Lora is currently making the rounds as a speaker and presenter on automation in the logistics industry at several events and upcoming conferences. She received her bachelor’s degree in international studies and Japanese from Indiana University Bloomington. She currently resides in Lawrence, IN, the soon to be home of the Company’s first Pilot Program which she is overseeing.

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Neerav Shah –Chief Strategy Officer, Director

Neerav Shah is an experienced entrepreneur. His first business focused on electromechanical assemblies for the Department of Defense, where he still holds close relationships. He had 50 employees and two locations. He also led an additional business that used data analytics for infrastructure inspection of single rotor Unmanned Aerial Systems (UAS). He has an MBA from Purdue and his undergraduate degree from the London School of Economics.

John Ritchison, JD – Director, Corporate Counsel

John is a Director and Corporate Counsel at Arrive Technology Inc. John is a Registered Patent Attorney and Indiana Professional Engineer. He exited Delphi and General Motors after 30 years with considerable global experience as a manufacturing and product engineer. His vast experience in manufacturing operations includes being a senior level leader in charge of several different engineering groups as well as Plant Manager in US and General Director of Operations (in Europe for 4 years) where he had full P&L and Balance Sheet responsibility and authority. John has operated small businesses, is State and Federal Bar member as well as Seventh Circuit and the U.S. Supreme Court, is fluent in English and Portuguese, graduated Indiana University School of Law (JD), Rose Hulman master’s in mechanical engineering, and a Bachelor of Science in Math.

John Gallina – Director

John Gallina is the chairman of the audit committee and has over 40 years of financial and business management in both a Corporate and Public Accounting environment. John most recently served as Executive Vice President and Chief Financial Officer for Elevance Health, one of the nation’s leading health benefits companies serving 47.5 million members within its family of health plans and representing more than $170 billion in annual revenues, ranked #20 on the Fortune 500 list. He held several executive positions in his nearly 30 years at Elevance Health, including Chief Accounting Officer and Senior Vice President of Internal Audit and Continuous Improvement. He was also a member of the Anthem Initial Public Offering team and was instrumental in the due diligence and integration of Anthem’s acquisitions.

Kevin McAdams, Director

Former VP of Delivery, Retail and Fleet Operations for USPS, oversaw delivery operations for largest last mile network nationally. Implemented policy, programs and innovative logistic solutions for package processing and delivery. Oversaw retail network of 30K facilities which also served as first mile entry points for USPS network. Led fleet operations including fleet maintenance operations and vehicle procurement. Provided Officer-level experience and insight in operational excellence, shipping solutions, planning and strategy for USPS. Currently, Founder and CEO of Vertical Mile Consulting providing insight and solutions for Leadership, Strategy and Operational Excellence in first, middle and last mile logistics.

Bill Stafford, Director

Board Member15-year background as a military, commercial and private aviator. Holding qualifications on multiple manned rotary and fixed-wing aircraft and unmanned platforms. Holds Masters and Undergraduate degrees from Embry Riddle Aeronautical University in Unmanned Systems and Professional Aeronautics, respectively. As an executive at Verizon, he supported large organizations’ implementation of robotic systems. He is currently Senior Director of Training and Compliance for Zeitview (formerly DroneBase).

Corporate Governance

Our business and affairs are managed under the direction of our Board of Directors (“Board”). The number of directors is currently determined by our Board, subject to the terms of our certificate of incorporation and bylaws, which provide that the number of directors be determined exclusively by a resolution adopted by directors constituting a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. Our Board currently consists of eight directors.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

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Term of Office

Our directors are appointed to hold office for a three year term or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Corporate Governance Profile

The structure of our corporate governance include the following:

●	Our directors are subject to re-election every three years;
●	Our directors satisfy the Nasdaq listing standards for independence;
●	Generally, all matters to be voted on by stockholders is approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class;
●	We intend to comply with the requirements of the Nasdaq marketplace rules, including having committees comprised of independent directors; and
●	We currently do not have a stockholder rights plan.

Our directors stay informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications. Our independent directors meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

The Board actively manages the Company’s risk oversight process and receives periodic reports from management on areas of material risk to the Company, including operational, financial, legal, and regulatory risks. The Board committees will assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee will assist the Board with its oversight of the Company’s major financial risk exposures. The Compensation Committee will assist the Board with its oversight of risks arising from the Company’s compensation policies and programs. The Corporate Governance and Nominating Committee will assist the Board with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee will be responsible for evaluating certain risks and overseeing the management of those risks, the entire Board will be regularly informed about the risks.

Director Independence

The Nasdaq marketplace rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominations committees be independent, or, if a listed company has no nominations committee, that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the board’s independent directors. The Nasdaq marketplace rules further require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. These rules require that our Audit Committee be composed of at least three (3) members, one of whom must be independent on the date of listing on Nasdaq, a majority of whom must be independent within 90 days of the effective date of the registration statement containing this prospectus, and all of whom must be independent within one year of the effective date of the registration statement containing this prospectus.

Prior to the completion of this offering, our Board undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities.

Our Board has affirmatively determined that each of John Gallina, Kevin McAdams and Bill Stafford qualify as an independent director, as defined under the applicable corporate governance standards of Nasdaq.

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Board Leadership

Daniel O’Toole is the Chairman of the Board. Daniel O’Toole is our Chief Executive Officer and Director.

The Board does not have a lead independent director. To help ensure the independence of the Company’s Board, the independent directors of the Board generally meet without members of management at various times during the year.

Board Committees and Meetings

The Board intends to establish three committees, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, to assist with the performance of the Company’s responsibilities. The initial composition of these committees will be initially set by the Board in its discretion. Going forward, the Board will designate the members of these committees and the committee chairs based on the recommendation of the Corporate Governance and Nominating Committee. The Board has adopted written charters for each of these committees, which will be available on the investor relations section of our website at Arriveai.com. Copies will also be available in print to any stockholder upon written request. The chair of each committee will develop the agenda for that committee and determine the frequency and length of committee meetings.

Following the listing of the Company on Nasdaq, the Board will hold bimonthly meetings. Directors will be expected to attend Board meetings, the Annual Meeting of Stockholders and meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting.

Audit Committee

The Board formally established an Audit Committee in October 2023. The Audit Committee is composed of three (3) members, John Gallina, Kevin McAdams and Bill Stafford, each of whom is an independent director. John Gallina serves as chair of the Audit Committee. The committee’s primary duties are to:

●	review and discuss with management and our independent auditor our annual and quarterly financial statements and related disclosures, including disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the results of the independent auditor’s audit or review, as the case may be;
●	review our financial reporting processes and internal control over financial reporting systems and the performance, generally, of our internal audit function;
●	oversee the audit and other services of our independent registered public accounting firm and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent registered public accounting firm, which reports directly to the Audit Committee;
●	provide an open means of communication among our independent registered public accounting firm, management, our internal auditing function and our Board;
●	review any disagreements between our management and the independent registered public accounting firm regarding our financial reporting;
●	prepare the Audit Committee report for inclusion in our proxy statement for our annual stockholder meetings;
●	establish procedures for complaints received regarding our accounting, internal accounting control and auditing matters; and
●	approve all audit and permissible non-audit services conducted by our independent registered public accounting firm.

The Board has determined that each member of the Audit Committee is independent of management and free of any relationships that, in the opinion of the Board, would interfere with the exercise of independent judgment and are independent, as that term is defined under the enhanced independence standards for audit committee members in the Exchange Act and the rules promulgated thereunder.

The Board has determined that John Gallina is an “audit committee financial expert,” as that term is defined in the rules promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Sarbanes-Oxley Act of 2012. The Board has further determined that each member of the Audit Committee is financially literate and that at least one member of the committee has accounting or related financial management expertise, as such terms are interpreted by the Board in its business judgment.

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Compensation Committee

The Board formally established a Compensation Committee in October 2023. The Compensation Committee is composed of two (2) independent directors (as defined under the general independence standards of the Nasdaq listing standards and our Corporate Governance Guidelines): Kevin McAdams and Bill Stafford, each a “non-employee director” (within the meaning of Rule 16b-3 of the Exchange Act). Bill Stafford serves as chair of the Compensation Committee. The committee’s primary duties are to:

●	approve corporate goals and objectives relevant to executive officer compensation and evaluate executive officer performance in light of those goals and objectives;
●	determine and approve executive officer compensation, including base salary and incentive awards;
●	make recommendations to the Board regarding compensation plans; and
●	administer any stock plan, equity incentive plan, inducement plan or other compensation plan adopted for the benefit of our employees and/or directors.

The Compensation Committee will determine and approve all elements of executive officer compensation. It will also provide recommendations to the Board with respect to non-employee director compensation. The Compensation Committee may not delegate its authority to any other person, other than to a subcommittee.

Corporate Governance and Nominating Committee

Our Board formally established a Corporate Governance and Nominating Committee in October 2023. The Corporate Governance and Nominating Committee is composed of two (2) independent directors (as defined under the general independence standards of the Nasdaq listing standards and our Corporate Governance Guidelines): John Gallina and Kevin McAdams, each a “non-employee director” (within the meaning of Rule 16b-3 of the Exchange Act). Kevin McAdams serves as chair of the committee. The committee’s primary duties are to:

●	recruit new directors, consider director nominees recommended by stockholders and others and recommend nominees for election as directors;
●	review the size and composition of our Board and committees;
●	oversee the evaluation of the Board;
●	recommend actions to increase the Board’s effectiveness; and
●	develop, recommend and oversee our corporate governance principles, including our Code of Business Conduct and Ethics and our Corporate Governance Guidelines.

Code of Business Conduct and Ethics

We adopted a written code of business ethics and conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with stockholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code of Conduct, and it will monitor compliance through our Corporate Governance and Nominating Committee. Directors, officers and employees are required to annually certify that they have not violated the Code of Conduct. Our Code of Business Conduct and Ethics reflects the foregoing principles. The full text of our Code of Business Conduct and Ethics will be published on our website prior to the effectiveness of this registration statement.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of the Code of Conduct applicable to our Chief Executive Officer and Chief Financial Officer by posting such information on our website.

Legal Proceedings

To our knowledge, other than as described in the section titled Business - Legal Proceedings in this prospectus, (i) no director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years; (ii) no director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years; (iii) no director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years; and (iv) no director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

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EXECUTIVE AND DIRECTOR COMPENSATION

We are an “emerging growth company” under applicable SEC rules and are providing disclosure regarding our executive compensation arrangements pursuant to the rules applicable to emerging growth companies, which means that we are not required to provide a compensation discussion and analysis and certain other disclosures regarding our executive compensation. The following discussion relates to the compensation of our named executive officers for 2022.

Following the adoption of the Compensation Committee charter in October 2023, the Compensation Committee will determine and approve all elements of executive officer compensation. The Compensation Committee’s primary objectives in determining executive officer compensation are to (i) develop an overall compensation package that is at market levels and thus fosters executive officer retention and (ii) align the interests of our executive officers with our stockholders by linking a significant portion of the compensation package to performance.

Summary Compensation Table

The following table sets forth the compensation paid by the Company to its chief executive officer and other compensated executive officers. The disclosure is provided for the years ended December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Total
Dan O’Toole CEO	2021	$170,833			$170,833
Neerav Shah Chief Strategy Officer	2021	$36,000		$45,100	$81,100
Lora O’Toole VP Business Development	2021	$29,880		$585	$30,465

Dan O’Toole CEO	2022	$283,333			$283,333
Mark Hamm COO	2022	$140,000			$140,000
Lora O’Toole VP Business Development	2022	$72,500		$5,202	$77,702
Neerav Shah Chief Strategy Officer	2022	$48,000		$218,400	$266,400

Dan O’Toole CEO	2023	$300,000			$300,000
Todd Pepmeier CFO	2023	$18,750			$18,750
Mark Hamm COO	2023	$240,000		$776,998	$1,016,998
Lora O’Toole VP Business Development	2023	$85,000		$35,617	$120,617
Neerav Shah Chief Strategy Officer	2023	$48,000		$332,400	$30,000

Employment Agreements

Other than as set forth below the Company does not have an employment agreement with any member of the Company’s management team or any members of the Board. However, the Company plans to enter into executive employment agreements with the Company’s management team.

Mark Hamm, COO

Todd Pepmeier, CFO

Equity Incentive Awards

Mark Hamm, COO

Todd Pepmeier, CFO

Neerav Shah, COO

Lora O’Toole, VP Business Development

Director Compensation

John Gallina

Kevin McAdams

Bill Stafford

Fiscal Year 2022 Director Compensation Table

No Directors received compensation for their service as members of the Board in 2022 or 2021.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions since 2020, including currently proposed transactions to which Arrive has been a party in which the amount involved exceeded or will exceed $120,000, and in which any of Arrive’s directors (including nominees), executive officers or beneficial holders of more than 5% of Arrive’s capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Exclusive Patent License Agreement

Arrive executed an exclusive patent license agreement on May 26, 2020 with its CEO, the licensor and sole owner of all right, title and interest in certain technology consisting of inventions, know-how, patents and patents applications, technology to be patented and trademarks relating to secured drone delivery ALM mailboxes and receiving containers for residential and commercial applications, collectively the products, under this agreement, the Company as licensee, has the exclusive right to sell, manufacture, and otherwise commercialize the technology and the products worldwide in exchange for a pre-revenue monthly fee equal to $10,000.00. Additionally, once revenue from sales, rentals, and leases begin and exceeds $10,000.00 a month, then the licensee must pay licensor a fee per unit or product sold, rented or leased equal to $25.00. The agreement also includes a provision where the Arrive must commence development and marketing of the products within 36 months of the execution of the agreement, for the agreement to remain in force, otherwise, the agreement has a term of seven years, a period which may be extended upon mutual consent and in the best interest for both parties. This license agreement also contains other customary representations and covenants of agreements of similar type and scope. The foregoing description of the license agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as an exhibit to this registration statement.

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of July 31, 2024:

●	certain information regarding the beneficial ownership of our common stock as of July 31, 2024 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common stock; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common stock; and
●	the number of shares of our common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.

The Stockholders include substantially all holders of our common stock, including (i) affiliates of the Company and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their common stock from an affiliate or the Company within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until the Company has been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days and (ii) our employees. The Stockholders may, or may not, elect to sell their common stock through transactions on Nasdaq at prevailing market prices. As such, the Company will have no input if and when any Stockholder may, or may not, elect to sell their common stock or the prices at which any such sales may occur. See “Plan of Distribution.”

Information concerning the Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Stockholders may sell all, some, or none of the common stock covered by this prospectus, we cannot determine the number of common stock that will be sold by the Stockholders, or the amount or percentage of shares of common stock that will be held by the Stockholders upon consummation of any particular sale. In addition, the Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

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The Stockholders are not entitled to any registration rights with respect to the common stock. However, we currently intend to use our reasonable efforts to keep the registration statement effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Stockholder or any broker-dealer with respect to sales of common stock by the Stockholders. See “Plan of Distribution.”

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days. Shares of common stock issuable pursuant to options and warrants are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on total shares of common stock outstanding as of July 31, 2024.

The Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management’s Discussion & Analysis of Financial Results and Condition” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders. The business address of each Stockholder is c/o Arrive Technology Inc., 651 N. Broad St., Suite 206, Middletown, DE 19709, unless otherwise indicated below.

Name and address of Beneficial Owner	Shares Beneficially Owned	Total Voting %	Shares of Common Stock Being Registered
5% Stockholders:
Dan O’Toole, CEO	102,000,000	88.0	102,000,000

Named Executive Officers and Directors
Daniel O’Toole	102,000,000	88.0	102,000,000
Todd Pepmeier	-	-
Mark Hamm	-	-
Lora O’Toole	18,573	0.0	18,573
Neerav Shah	560,000	0.5	560,000
John Ritchison	5,500,000	4.7	5,500,000
Kevin McAdams	22,500	0.0	22,500
Bill Stafford	22,500	0.0	22,500
Directors and Executive Officers as a Group (8 persons)	108,123,573	93.2	108,123,573

Other Stockholders:
Non-Executive Officer Employees, Consultants and Service Providers	287,658	0.2	287,658
All Other Stockholders	7,550,984	6.5	7,550,984

Total Number of Shares Being Registered	115,962,215	100.0	115,962,215

* Less than 1%.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the certificate of incorporation and bylaws, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.00005 per share, of which 115,962,215 are issued and outstanding as of July 31, 2024.

Common Stock

As of July 31, 2024, there were 115,962,215 shares of our common stock outstanding held by approximately 5,000 stockholders of record.

Preferred Stock

Our current certificate of incorporation does not permit the issuance of preferred stock and so we have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Certain Anti-takeover Provisions of Delaware Law, our Certificate of Incorporation and Bylaws

As a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally has an anti-takeover effect for transactions not approved in advance by our Board. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the Company’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

●	upon consummation of the transaction which resulted in the stockholder becoming an interested outstanding, shares owned by:

●	persons who are directors and also officers, and

●	employee stock plans, in some instances; or

●	at or after the time the stockholder became interested, the business combination was approved by the board of directors are authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

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Exclusive Forum for certain lawsuits

Our current certificate of incorporation provides, that unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the above forum exclusivity provisions. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

The forum selection provision is intended to apply “to the fullest extent permitted by applicable law,” subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder.

Special meeting of stockholders

Our bylaws further provide that special meetings of our stockholders may be called by the Chairman of the Board, the Board, President of Arrive Technology Inc., or by the Board upon written request by the holders of a majority of the voting authority of Arrive Technology Inc.

Removal of directors

Our bylaws provide that a member of our Board may be removed from service as a director, with or without cause, only by the affirmative vote of the holders of a majority of the shares of voting stock then outstanding and entitled to vote in an election of directors.

Limitation of Liability and Indemnification of Directors and Officers

Our bylaws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification, except as disclosed below. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We are currently engaged in legal proceedings which may require us to indemnify certain officers and directors if the outcome of either proceeding is adverse to our interests. Please see the section of this prospectus titled “Legal Proceedings.”

Listing

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “ARRV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Odyssey Transfer and Trust Company. The transfer agent and registrar’s address is 2155 Woodlane Drive, Suite 100, Woodbury, MN 55125. The transfer agent and registrar can be contacted by phone at: (612) 482-5100 or (888) 290-1175.

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PLAN OF DISTRIBUTION

The shares of common stock beneficially owned by the Registered Stockholders covered by this prospectus may be offered and sold from time to time by the Registered Stockholders. The term “Registered Stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Registered Stockholder as a gift, pledge, partnership distribution or other transfer. We will not receive any of the proceeds from the sale of the securities by the Registered Stockholders. The Registered Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Registered Stockholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of common stock by the Registered Stockholders. As such, we do not anticipate receiving notice as to if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of common stock covered by this prospectus.

On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Maxim Group LLC (the “Advisor” or “Maxim”), in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of common stock, in accordance with the Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with the Nasdaq rules.

Under the Nasdaq rules, the Current Reference Price means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of common stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of common stock at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of common stock at an entered asking price of $10.00 per share — the Current Reference Price would be selected as follows:

● Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

● Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

● Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for shares of common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

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The Advisor will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade. Further, in the highly unlikely event that Nasdaq consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, and will not coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

Similar to a Nasdaq-listed firm-commitment underwritten initial public offering, in connection with the listing of our shares of common stock, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator (the “Net Order Imbalance Indicator”), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares of common stock that can be paired off the Current Reference Price, the number of shares of common stock that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our shares of common stock may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on Nasdaq, decline significantly and rapidly. See “Risk Factors—Risks Related to Ownership of Our Common Stock — Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.”

In addition, to list on Nasdaq, we are also required to have at least three registered and active market makers. We expect that the Advisor will act as a registered and active market maker and will engage other market makers.

In addition to sales made pursuant to this prospectus, the shares of common stock covered by this prospectus may be sold by the Registered Stockholders in private transactions exempt from the registration requirements of the Securities Act.

Under the securities laws of some states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.

We have engaged Maxim as our financial advisor to advise and assist us with respect to certain matters relating to our listing. The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the listing and developing and assisting with our investor communication strategy in relation to this listing.

However, the Advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or sales of shares of our common stock in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Prior to the financial advisory services provided by the Advisor to the Company in connection with the listing of our securities, neither the Advisor nor any affiliates of the Advisor have provided services of any kind to the Company. However, the Advisor is a full service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Advisor and their affiliates may, from time to time, perform financial advisory and investment banking services for us, for which they would receive customary fees, discounts and customary payments including but not limited to certain expense reimbursements.

49

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on Nasdaq, there has been no public market for our common stock. Sales of a substantial number of shares our common stock in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any Stockholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

Upon our registration, a total of 115,962,215 shares of common stock will be outstanding, and 115,962,215 shares will be registered under this registration statement, constituting substantially all of our outstanding shares of common stock. Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain stockholders, substantially all of our common stock may be sold after our initial listing on Nasdaq, either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to and in compliance with public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling common stock on behalf of our affiliates are entitled to sell shares 90 days after we become a reporting company. Within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our registration; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

As described herein, substantially all of our outstanding shares of our common stock will be registered under this registration statement and need not be sold under Rule 144.

Rule 701

Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701.

As described herein, substantially all of our outstanding shares of our common stock will be registered under this registration statement and need not be sold under Rule 701.

50

SALE PRICE HISTORY OF COMMON STOCK

We intend to apply to list our common stock on Nasdaq. Prior to the initial listing, no public market existed for our common stock. Our common stock has a limited history of trading in private transactions. During 2023, we issued in a private placement 22,858 shares of common stock at a price of $1.75 per share, 335,490 shares of common stock at an average price of $2.65 per share, 203,261 shares of common stock at a price of $2.80 per share and 112,282 shares of common stock at a price of $3.04 per share. In January and July 2024, we issued in private placements 40,284 shares of common stock at a price of $2.80 per share. From January through July 2024, we issued in private placements 483,881 shares of common stock at a price of $3.04 per share. While the Advisor is expected to consider this price in connection with setting the opening public price of our common stock, this information may have little or no relation to broader market demand for our common stock and thus the opening public price and subsequent public price of our common stock on Nasdaq. As a result, you should not place undue reliance on this historical private sale price as it may differ materially from the opening public price and subsequent public price of our common stock on Nasdaq. See “Risk Factors— Risks Related to this Direct Listing and Ownership of Our Common Stock”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined below) with respect to their acquisition, ownership and disposition of shares of our Common Stock issued pursuant to this Offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service (the “IRS”) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our Common Stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;
●	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);
●	corporations that accumulate earnings to avoid U.S. federal income tax;
●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;
●	tax-exempt organizations or tax-qualified retirement plans;
●	controlled foreign corporations or passive foreign investment companies;
●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);
●	certain former citizens or former long-term residents of the United States;
●	persons who hold our Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
●	persons who do not hold our Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or
●	persons deemed to sell our Common Stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our Common Stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our Common Stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

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Non-U.S. Holder Defined

For purposes of this summary, a Non-U.S. Holder is any beneficial owner of our Common Stock, other than a partnership, that is not:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;
●	a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
●	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen that is an individual, you may, in many cases, be treated as a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our Common Stock.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to declare or pay dividends to our Common Stockholders in the foreseeable future. In the event that we do make distributions of cash or other property on our Common Stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital, which will first reduce a Non-U.S. Holder’s adjusted tax basis in shares of our Common Stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of our Common Stock and will be treated as described below under “Gain on Sale or Other Taxable Disposition of Our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Common Stock that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying the Non-U.S. Holder’s qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty. If the Non-U.S. Holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

52

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, or other taxable disposition of our Common Stock unless:

●	the gain (i) is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business, and (ii) if required by an applicable income tax treaty between the United States and the Non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States (in which the special rules described below apply);
●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Common Stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States); or
●	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) treat the stock as a “U.S. real property interest” as defined in Section 897 of the Code.

The FIRPTA rules may apply to a sale, exchange or other disposition of our Common Stock if we are, or were within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period, a “U.S. real property holding corporation” (a “USRPHC”), as defined in Section 897 of the Code. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our Common Stock is regularly traded on an established securities market, such Common Stock will be treated as U.S. real property interests only if beneficially owned by a Non-U.S. Holder that actually or constructively owned more than 5% of our outstanding Common Stock at sometime within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our Common Stock (1) is effectively connected with a U.S. trade or business conducted by a Non-U.S. Holder, and (2) if required by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the Non-U.S. Holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is 30% unless reduced by applicable income tax treaty.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Tax

The estates of non-resident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Common Stock will be U.S. situs property and therefore will be included in the taxable estate of a non-resident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Informational Reporting and Backup Withholding

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 24%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

53

Payments to Non-U.S. Holders of dividends on our Common Stock generally will not be subject to backup withholding, and payments of proceeds made to Non-U.S. Holders by a broker upon a sale of Common Stock will not be subject to information reporting or backup withholding, in each case so long as the Non-U.S. Holder certifies its status as a Non-U.S. Holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “Distributions” will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. However, under the Treasury regulations, information returns are required to be filed with the IRS in connection with any dividends on our Common Stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the beneficial owner certifies, under penalties of perjury, among other things, its status as a Non-U.S. Holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our Common Stock by a Non-U.S. Holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our Common Stock through a non-U.S. office of a broker that is:

●	a U.S. person (including a foreign branch or office of such person);
●	a “controlled foreign corporation” for U.S. federal income tax purposes;
●	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or
●	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a Non-U.S. Holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our Common Stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our Common Stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and certifies as such on a Form W-8BEN-E (or any successor of such form). Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein.

The withholding provisions described above generally apply to proceeds from a sale or other disposition of Common Stock and to payments of dividends on our Common Stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Lucosky Brookman LLP, 101 Wood Avenue South, 5th Floor, Woodbridge, New Jersey.

EXPERTS

Assurance Dimensions, independent registered public accounting firm, has audited the financial statements of Arrive Technology Inc. as of December 31, 2023 and for the year ended December 31, 2023, as set forth in their report included herein. The report of Assurance Dimensions contains an explanatory paragraph about the ability of Arrive Technology Inc. to continue as a going concern. The 2023 financial statements of Arrive Technology Inc. are included in this prospectus and elsewhere in this registration statement in reliance of Assurance Dimensions report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at ArriveAI.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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INDEX TO FINANCIAL STATEMENTS

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK Corporation)

FINANCIAL STATEMENTS

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Arrive Technology Inc. (formerly Dronedek Corporation)

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Arrive Technology Inc. (formerly Dronedek Corporation) (the Company) as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit of $11,382,654 and a net loss for the current year of $7,321,134. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the fi nancial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there were no critical audit matters.

We have served as the Company’s auditor since 2022.
Margate, Florida
April 24, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a McNAMARA and ASSOCIATES, PLLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-2

FINANCIAL STATEMENTS

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

BALANCE SHEETS

December 31, 2023 and 2022

	2023	2022
ASSETS

CURRENT ASSETS
Cash	$325,472	$1,557,096
Prepaid expenses	9,143	257
Other current assets	-	5,692

Total current assets	334,615	1,563,045

PROPERTY AND EQUIPMENT, NET	85,573	48,679

CONSTRUCTION-IN-PROGRESS	-	722,069

PATENTS, NET	197,913	198,200

OTHER LONG-TERM ASSETS
Security deposit	1,500	1,500

Long-term assets	284,986	970,448

TOTAL ASSETS	$619,601	$2,533,493

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,025,007	$106,446
Accrued liabilities	7,925	7,924
Credit card payable	37,399	17,693
Current portion of note payable	7,950	7,415

Total current liabilities	1,078,281	139,478

NONCURRENT LIABILITIES
Note payable, net of current portion	19,086	26,273

Total liabilities	1,097,367	165,751

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $0.00005 par value, 200,000,000 shares authorized, 115,378,570 shares and 118,418,121 issued and outstanding at December 31, 2023, and December 31 2022, respectively, net of treasury stock, 10,000,000 shares at cost	5,769	5,921
Additional paid-in capital, net of offering costs	10,924,624	6,508,746
Subscription receivable	(25,505)	(85,405)
Accumulated deficit	(11,382,654)	(4,061,520)

Total stockholders’ equity	(477,766)	2,367,742

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$619,601	$2,533,493

See accompanying notes to financial statements.

F-3

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2023 and 2022

	2023	2022

REVENUE	$-	$-

GENERAL AND ADMINISTRATIVE EXPENSES
Salaries and wages - office	2,610,407	1,193,731
Impairment losses	1,824,923	-
Legal and professional fees	1,645,678	339,747
Outside services	266,225	9,892
Research and development	214,493	177,873
Marketing and trade show	207,234	197,545
Licensing fee	120,000	120,000
Office supplies and software	106,011	73,413
Taxes and licenses	69,852	31,561
Travel	68,325	85,692
Insurance	67,005	53,914
Rent	40,550	19,732
Meals, entertainment and employee benefits	35,634	19,680
Transportation	13,428	2,434
Depreciation	13,106	9,764
Shipping and freight	12,271	8,934
Utilities	4,000	3,558
Bank charges and fees	709	2,676
Amortization	287	-
Employee benefits	-	18,203
Donations	-	5,290
Recruiting	-	1,083

Total general and administrative expenses	7,320,138	2,374,722

OTHER EXPENSES
Interest expense	2,937	1,571
Miscellaneous expense	(1,941)	3,126

Total other expenses	996	4,697

LOSS FROM OPERATIONS BEFORE TAXES	(7,321,134)	(2,379,419)

TAXES
EDGE tax credit expense (benefit)	-	(9,195)

NET LOSS	$(7,321,134)	$(2,388,614)

NET LOSS PER SHARE:
Basic and diluted	$(0.06)	$(0.02)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	118,720,913	118,021,476

See accompanying notes to financial statements.

F-4

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2023 and 2022

	Number of	Common Stock ($) Par	Additional Paid-In Capital, Net of Offering	Subscription Receivable	Note Receivable from Stockholder	Accumulated	Total Stockholders’
	Shares	Value	Costs ($)	($)	($)	Deficit ($)	Equity

Balance at December 31, 2021	127,621,585	$6,381	$4,978,277	$-	$(152,250)	$(1,672,906)	$3,159,502

Issuance of common stock, net	631,424	32	1,223,863	(85,405)	12,000	-	1,150,490

Stock-based compensation	245,255	12	446,352	-	-	-	446,364

Cancellation of promissory note receivable	(80,143)	(4)	(140,246)	-	140,250	-	-

Less: treasury stock, at cost	(10,000,000)	(500)	500	-	-	-	-

Net loss	-	-	-	-	-	(2,388,614)	(2,388,614)

Balance at December 31, 2022	118,418,121	5,921	6,508,746	(85,405)	-	(4,061,520)	2,367,742

Issuance of common stock, net	688,384	34	1,636,876	59,900	-	-	1,696,810

Issuance of common stock for Airbox purchase	378,290	19	1,047,844	-	-	-	1,047,863

Stock-based compensation	393,775	20	1,730,933	-	-	-	1,730,953

Cancellation of common stock	(4,500,000)	(225)	225	-	-	-	-

Net loss	-	-	-	-	-	(7,321,134)	(7,321,134)

Balance at December 31, 2023	115,378,570	$5,769	$10,924,624	$(25,505)	$-	$(11,382,654)	$(477,766)

See accompanying notes to financial statements.

F-5

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF CASH FLOWS

For the Years Ended Decmber 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,321,134)	$(2,388,614)
Adjustments to reconcile net loss to net cash from operating activities
Stock-based compensation	1,730,953	446,364
Impairment charges	1,824,923	-
Depreciation and amortization	13,393	9,764
Changes in operating assets and liabilities	(8,886)	2,910
(Increase) decrease in Prepaid expenses
Other current assets	5,692	-
EDGE tax credit receivable	-	9,195
Increase (decrease) in Accounts payable	918,562	86,355
Accrued liabilities	-	(21,377)
Credit card payable	19,706	17,693

Total adjustments	4,504,343	550,904

Net cash used in operating activities	(2,816,791)	(1,837,710)

CASH FLOWS FROM INVESTING ACTIVITIES
Construction in progress	(104,991)	(209,741)
Patent filing costs	-	(198,200)
Purchases of property and equipment	-	(18,195)

Net cash used in investing activities	(104,991)	(426,136)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from the issuance of stock	1,696,810	1,150,490
Payments on note payable	(6,652)	(6,560)

Net cash provided by financing activities	1,690,158	1,143,930

NET DECREASE IN CASH	(1,231,624)	(1,119,916)

CASH, BEGINNING OF YEAR	1,557,096	2,677,012

CASH, END OF YEAR	$325,472	$1,557,096

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$2,937	$1,571
Income taxes	$-	$-

NONCASH TRANSACTIONS

Borrowings for purchase of vehicle	$-	$40,248

Subscription receivable	$-	$85,405

Issuance of shares for AirBox asset purchase	$1,047,863	$-

Cancellation and issuance of promissory note receivable	$-	$140,250

See accompanying notes to financial statements.

F-6

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

1.	NATURE OF OPERATIONS

Arrive Technology Inc. (formerly DRONEDEK Corporation) (the Company) was incorporated on April 30, 2020, in the State of Delaware. In 2023, DRONEDEK Corporation changed its name to Arrive Technology Inc. On May 19, 2023, and July 27, 2023, the Company filed documentation for this name change with the State of Indiana and the State of Delaware, respectively. The Company is a developmental technology company with a focus on designing and implementing a commercially viable smart mailbox for drone package receiving and storage.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (USGAAP).

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash

Cash is defined as currency on hand and on-demand deposits. Cash equivalents are unrestricted highly liquid cash investments purchased with a maturity of three (3) months or less. There were no cash equivalents at December 31, 2023 and 2022.

Concentration of Credit Risk

The Company maintains its cash balances at one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to a specified limit. The Company’s balances at the financial institutions periodically exceed federally insured limits. At December 31, 2023 and 2022, the Company’s uninsured cash balances totaled approximately $75,000 and $1,307,000, respectively.

F-7

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued)

Management believes that the Company is not exposed to any significant risk concerning its cash balances. To date, the Company has not recognized any losses caused by uninsured balances.

Property and Equipment

The property and equipment is recorded at cost. The Company’s policy is to depreciate the cost of the property and equipment using the straight-line method over the estimated useful life of the asset. The costs of maintenance and repairs are charged to expense when incurred (none noted in the current or prior year as it relates to the vehicle). The useful life of the property and equipment for purposes of computing depreciation is:

Useful Life

Vehicle and Equipment	3-5 years

Construction-In-Progress

Construction-in-progress assets are measured at cost and consist of the costs accumulated to produce, develop and test the Company’s prototype “smart” mailbox units (also called Arrive Points). Construction-in-progress assets are not depreciated until completed, commissioned, and ready for use. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location, and conditions necessary for its intended use. Construction-in-progress are assessed periodically for project viability and impairment, and adjusted as considered necessary. As of December 31, 2023 and 2022, there were no contracts with future commitments.

Intangible Assets – Patents

The Company capitalizes external costs, such as filing fees, registration documentation, and attorney fees associated with the application and issuance of patents. The Company expenses costs associated with maintaining and defending patents subsequent to issuance in the period incurred. The Company amortizes capitalized patent costs for internally generated patents on a straight-line basis over 20 years or the period in which the goods associated with the patent will be revenue-generating, which represents the estimated useful lives of the patents. The estimated useful lives for internally generated patents are based on the assessment of the following factors: the integrated nature of the patent portfolios being licensed (including the ability of the patent to generate viable goods and revenues), the overall makeup of the patent portfolio over time, and the length of license agreements for such patents. The Company assesses the potential impairment of all capitalized patent costs when events or changes in circumstances indicate that the carrying amount of the Company’s patent portfolio may not be recoverable.

F-8

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

Intangibles and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any long-lived asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the asset (or group of assets) would be compared to the assets’ (or group of assets’) carrying amount to determine if a write-down to fair value is required on the basis of the assets’ associated undiscounted cash flows. In 2023, certain capital costs included in construction-in-progress were identified as items with no future estimated cash flows, accordingly, the carrying costs of those items were identified as impaired and charged off as period cost.

The Company currently has the following types of long-lived assets: property and equipment, including a vehicle and aerial drones; construction-in-progress (CIP); and intangibles (patents). The vehicle and aerial drones were evaluated for impairments, and no impairments on those assets was considered necessary as of December 31, 2023.

In order to evaluate CIP for impairment, the accumulated costs were analyzed and categorized according to the specific generation of product to which they applied. It was determined that $630,657 was accumulated for the original mock-up unit in 2020, and the first 21 “Gen 1.0” units. These projects were fully complete by March 2023, and are now considered obsolete. The form and functionality of these prototypes have been superseded by “Gen 2.0”, starting in April 2023. As a result of this analysis, the Company has decided to write-off the accumulated cost of the prototype and Gen 1.0 units as of December 31, 2023. The remaining CIP balance consists of Gen 2.0 and 2.1 costs were also analyzed and determined to be impaired. Hence, the carrying cost of CIP related to Gen 2.0 and 2.1 amounting to $196,403 were written off as of December 31, 2023. Total impairment losses recognized on CIP amounted to $827,060 in 2023. No impairment was recognized in 2022.

The Company acquired intangible assets as part of the Airbox asset purchase in the form of a patent portfolio. As of December 31, 2023, two patents are issued, one was imminent (awarded February 2024), and two are pending. The acquisition was completed on December 5, 2023, management performed a detailed analysis of the estimated future cash flows related to the above-mentioned tangible and intangible assets and recognized an impairment of $997,863, as of December 31, 2023. No impairment loss on the other patents was recognized in 2023 and 2022.

F-9

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets (continued)

As of December 31, 2023 and 2022, total impairment charges were $1,824,923 and $0, respectively.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired or have been rendered in the ordinary course of business from suppliers or vendors. Payables and accrued liabilities are classified as current if payment is due within one year.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop a commercially viable drone delivery system. These equity financing transactions involve the issuance of common stock and at times, if the cash investment by each investor exceeds $250,000, include equity warrants.

Equity warrants are instruments that bestow upon the holder of the instrument the right to buy a particular stock at a predetermined price within a stipulated time frame. Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 480, the Company classified the warrants as equity instruments and carries the warrants at the grant date fair market value.

Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at an agreed-upon price, as defined in the Stock and Warrant Purchase Agreement (“the agreement”) prior to the expiration of the warrants as stipulated by the terms of the transaction in the agreement. The fair value of the stock purchase warrants issued is determined by using the Black-Scholes-Merton (“Black-Scholes”) model. The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of warrants, including the warrants’ expected terms and the price volatility of the underlying stocks. The Company calculates the fair value of warrants granted by using the Black-Scholes pricing model with the following assumptions:

Expected Volatility: The Company estimated volatility for warrants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the warrant for a term that is approximately equal to the warrants’ expected terms.

F-10

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (continued)

Expected Term: The expected term of the Company’s warrants represents the period that the warrants are expected to be outstanding (typically, to expiration). The Company used the time remaining to the expiration of the warrants (contractual expiration) to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate: The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the warrants’ expected terms at the grant date.

Dividend Yield: The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

The warrants have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or qualified under any state or foreign securities laws and may not be offered for sale, sold, pledged, hypothecated, or otherwise transferred or assigned unless (i) a registration statement covering such shares is effective under the act and is qualified under applicable state and foreign law or (ii) the transaction is exempt from the registration and prospectus delivery requirements under the act and the qualification requirements under applicable state and foreign law and, if the corporation requests, an opinion satisfactory to the corporation to such effect has been rendered by counsel. The Company registered with the Security and Exchange Commission (SEC) on July 16, 2021, however, is not yet traded on the public market.

Loss per share

Basic loss per share is computed by dividing net loss by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

The Company had 652,857 warrants outstanding as of December 31, 2023 and 2022, with exercise prices of $2.38 per share. The weighted average exercise price for these warrants is $2.38 per share. These warrants are excluded from the weighted average number of shares because they are considered anti-dilutive.

The Company had 2,277,322 options outstanding as of December 31, 2023, with exercise prices of $0.19 and $0.205 per share. The weighted average exercise price for these options is $0.20 per share. These options are excluded from the weighted average number of shares because they are considered anti-dilutive.

F-11

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - Expenses of Offering. For the years ended December 31, 2023 and 2022, total offering costs were $126,512 and $24,640, respectively. Accumulated offering costs were $425,275 and $298,763 as of December 31, 2023 and 2022, respectively. These offering costs consisted of professional, regulatory, and other costs; all of which were charged to additional paid-in capital for all funding campaigns (crowdfunding, seed series, StartEngine, PicMii, etc.) held by the Company.

General and Administrative Expenses

General and administrative expenses include general compensation (including stock compensation), compensation for executive management, employee benefits, finance administration, and human resources, facility costs (including rent and common area maintenance charges), professional service fees, and other general overhead costs to support the Company’s operations.

Research and Development

Research and development (R&D) costs, that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside consultants for the Company’s proprietary technology. For the years ended December 31, 2023 and 2022, the Company had R&D costs totaling $214,493 and $177,873, respectively.

Marketing Expenses

The Company uses various marketing methods to create brand awareness to promote and alert the public about future product and service offerings to generate future capital or revenue when a viable product is created. The Company’s policy is to expense marketing costs in the period they are incurred. Marketing expenses were $207,234 and $197,545 for the years ended December 31, 2023 and 2022, respectively.

F-12

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of the grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation, as applicable. For stock-based compensation with performance conditions, the Company records compensation expenses when the performance condition is met. The Company uses the Black-Scholes model to estimate the fair value of stock options and forfeitures are accounted for when incurred.

The average price of one (1) share of the Company’s common stock, which was determined to be $2.77 and $1.82 as of December 31, 2023 and 2022, respectively.

The prior company transaction method utilizes actual transactions in the Company’s non-controlling, non-marketable private company equity interests. Therefore, the result is reflective of a non-controlling, non-marketable private company value and no discount for lack of control or marketability was considered necessary in the application of this methodology. As part of this methodology, there are a number of limiting assumptions, however, management believes it appropriately represents the fair market value indication for one (1) share of the Company’s common stock. Since the Company’s stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of the life cycle, size, market capitalization, and financial leverage of the other companies.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023 and 2022, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 14). The Company evaluates uncertain income tax positions in order to determine if it is more likely than not that they would be sustained upon examination.

F-13

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

As the Company was incorporated in 2020, the Company’s Federal income tax returns for all years of operation are subject to examination by the Internal Revenue Service.

Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows established frameworks for measuring fair value and expands disclosures about fair value measurements (reference Note 4).

Recently Adopted Accounting Guidance

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through earnings. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were subscription receivable. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which supersedes existing guidance for accounting for leases under Topic 840, Leases. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases (Topic 842): Targeted Improvements; ASU No. 2018-20, Narrow-scope Improvements for Lessors; and ASU No. 2019-01, Leases (Topic 842): Codification Improvements. The Company elected to adopt certain of these ASUs, effective January 1, 2022, as disclosed in Note 8.

F-14

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has a minimum cash balance available for payment of ongoing operating expenses. As of December 31, 2023, the Company has an accumulated deficit of $11,382,654 and a net loss for the current year of $7,321,134. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company is subject to a number of risk similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company’s continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance that the necessary debt or equity financing will be available or will be available on terms acceptable to the Company.

4.	FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2: Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

F-15

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	FAIR VALUE MEASUREMENTS (Continued)

a.	Quoted prices for similar assets or liabilities in active markets,
b.	Quoted prices for identical or similar assets or liabilities in inactive markets,
c.	Inputs other than quoted prices that are observable for the asset or liability, and
d.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The financial statements as of and for the twelve months ended December 31, 2023 and 2022, do not include any nonrecurring fair value measurements relating to assets or liabilities.

The Company measures the warrants using Level 3 unobservable inputs within the Black-Scholes pricing model, as described in Note 2. The Company used various key assumptions, such as the fair value of the common stock, volatility, the risk-free interest rate, and expected term (remaining contractual term of the warrants).

5.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2023	2022

Vehicle	$58,443	$58,443
Drone hexacopter	50,000	-

Total property and equipment	108,443	58,443
Less: accumulated depreciation	(22,870)	(9,764)

TOTAL PROPERTY AND EQUIPMENT, NET	$85,573	$48,679

For the years ended December 31, 2023 and 2022, total depreciation expenses were $13,106 and $9,764, respectively. In December 2023, the Company acquired fixed assets as part of an asset purchase agreement. See details in Note 15.

F-16

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

5.	PROPERTY AND EQUIPMENT (Continued)

CONSTRUCTION-IN-PROGRESS:

As of December 31, 2023 and 2022, balance of construction-in-progress was $0 and $722,069, respectively. The balance of construction-in-progress was assessed for impairment in 2023 and adjusted as detailed in Note 2.

6.	PATENTS, NET

Patents consist of the following:

	2023	2022

Patents	$1,196,063	$198,200

Total patents	1,196,063	198,200

Less: impairment	(997,863)	-
Less: accumulated amortization	(287)	-

TOTAL PATENTS	$197,913	$198,200

In 2023, three (3) of the Company’s forty-six (46) patents were approved and began being amortized over twenty years. As of December 31, 2022, there were no patents approved by the countries in which the patent applications were filed. In December 2023, the Company acquired patents as part of an asset purchase agreement. During the annual impairment assessment performed by the Company at December 31, 2023, these acquired patents were determined to be fully impaired. See details in Note 15.

Amortization expense was $287 for the year ended December 31, 2023. There was no amortization expense for the year ended December 31, 2022.

7.	NOTE PAYABLE

Note payable consists of the following:

	2023	2022
Vehicle note payable entered into during 2022 for $40,248 with monthly installment payments of $799, including interest at 6.99% per annum. The loan is collateralized by the respective vehicle and is due in February 2027.	$27,036	$33,688
Less current portion	(7,950)	(7,415)

LONG-TERM PORTION	$19,086	$26,273

F-17

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

7.	NOTE PAYABLE (Continued)

The balance of the above debt matures as follows:

Year Ended December 31,	Amount
2024	$7,950
2025	8,524
2026	9,140
2027	1,422

TOTAL	$27,036

Interest expense related to this note payable for the years ended December 31, 2023 and 2022, was $2,937 and $1,571, respectively.

8.	COMMITMENTS AND CONTINGENCIES

Lease Obligation

Effective April 17, 2023, the Company expanded its leased office space. The initial term was six months, and thereafter a month-to-month lease which can be canceled with a 30-day written notice and agreement to suitable terms by both parties. Under this lease, base rent is $1,600 per month.

The Company is required to pay insurance, listing the property owner as an additional insured, and normal maintenance costs for certain of this leased property.

As discussed in Note 2, FASB, under ASU No. 2016-02, Topic 842, Leases, allows companies to elect certain policies for short-term leases. To qualify as a short-term lease, a lease must have an initial term of 12 months or less and not include renewal options or a purchase option that the lessee is reasonably certain to exercise.

The lease arrangement is a month-to-month arrangement that can be canceled with a 30-day written notice and agreement of suitable terms and does not include a purchase option. Due to the insignificant nature of the lease transaction, the Company has not recorded the potential right-of-use asset and the related lease liability and has recorded lease expenses on a straight-line basis.

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims. In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters.

F-18

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

8.	COMMITMENTS AND CONTINGENCIES (Continued)

The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

9.	RELATED-PARTY TRANSACTIONS

On May 26, 2020, the Company entered into a 3-year agreement with a stockholder of the Company for the use of a patent. Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is paid. Accordingly, for the years ended December 31, 2023 and 2022, the Company recorded licensing fee costs in the amount of $120,000 each year.

Although the contract expired in 2023, no new agreement has been executed as of the date of this report. The Company has constructively extended the contract by continuing to pay licensing fees in accordance with the agreement dated May 26, 2020.

The Company rents a warehouse from an officer and shareholder for $2,250 a month on a month-to-month basis.

10.	STOCKHOLDERS’ EQUITY

Common Stock

As of December 31, 2023, the Company has 200,000,000 common shares authorized with 115,378,570 shares being issued and outstanding. The par value is $0.00005. No other class of stock has been authorized or is available for issuance.

For the year ended December 31, 2023, the Company issued and cancelled 1,460,449 and 4,500,000 shares of common stock, respectively, as follows:

a)	53,334 restricted shares, subject to a time-based vesting schedule which began July 1, 2021, with shares vesting quarterly (13,333 per quarter), recognized as compensation expense, valued at $0.21 per share based on the prevailing fair market value report at the grant date.

F-19

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

10.	STOCKHOLDERS’ EQUITY (Continued)

Common Stock (Continued)

b)	305,441 shares issued with employees or consultants via stock awards, subject to a performance threshold and time-based vesting schedule, recognized as compensation expense, valued at $2.77 per share based on the average price per stock issued to investors for cash in 2023.
c)	35,000 restricted shares in January 2023, subject to a milestone-based vesting schedule, with shares vesting ratably over seven milestones, recognized as compensation expense. The shares were valued at $2.77 per share based on the average price per stock issued to investors for cash in 2023.
d)	139,200 shares during 2023 (January, May, July, August, and October) with accredited investors in exchange for $389,753 at $2.80 per share.
e)	22,858 shares in June 2023 with an accredited investor in exchange for cash of $40,002 at $1.75 per share.
f)	348,676 shares through a crowdfunding campaign with other investors in 2023 in exchange for net cash and services in kind of $881,969 and $34,679, respectively, at an average of $2.63 per share.
g)	176,343 shares issued through a crowdfunding campaign with other investors in November 2023 in exchange for net cash of $520,708, at an average of $2.95 per share.
h)	378,290 shares issued as consideration for an asset purchase agreement with AirBox executed on December 5, 2023, based on the average price per stock of $2.77 issued to investors for cash in 2023, for a total consideration of $1,047,863.
i)	Cancelled 4,500,000 shares issued to a founding member on April 30, 2020, which was issued at $0.00024 per share.

For the year ended December 31, 2022, the Company issued 876,679 shares of common stock, with 80,143 removed from outstanding stock, as follows:

a)	In January 2022, because of a cancellation and termination of an existing arrangement (including the promissory note receivable), 80,143 shares were removed from outstanding stock (not canceled) and made available for issuance (reference below for further details).
b)	53,332 restricted shares, subject to a time-based vesting schedule which began July 1, 2021, with shares vesting quarterly (13,333 per quarter), recognized as compensation expense, valued at $1.82 per share based on the price per stock issued to investors for cash during 2022.
c)	165,923 shares issued throughout 2022 with employees or consultants via stock awards, recognized as compensation expense, valued at $1.82 per share based on the price per stock issued to investors for cash during 2022.

F-20

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

10.	STOCKHOLDERS’ EQUITY (Continued)

Common Stock (Continued)

d)	26,000 restricted shares in February 2022, subject to a time-based vesting schedule, with 6,000 immediately awarded, with the residual balance of 20,000 vesting over the next 10 months (2,000 shares a month), fully vested as of December 31, 2022, recognized as compensation expense. The shares were valued at $1.82 based on the price per stock issued to investors for cash during 2022.
e)	328,147 shares throughout 2022 (January, June, July, August, September, October, and December) with accredited investors in exchange for $586,254 at $1.75 per share.
f)	142,857 shares in June 2022 with an accredited investor in exchange for cash of $250,000 at $1.75. Additionally, as this individual met the required investment threshold, stock warrants were granted (142,857 warrants), but not yet exercised, as disclosed in Note 11.
g)	15,625 shares in October 2022 with an accredited investor in exchange for cash of $35,000 at $2.24 per share.
h)	125,052 shares through a funding campaign with accredited investors in December 2022 in exchange for cash of $152,052 at 2.43 per share.
i)	19,743 shares through a funding campaign with accredited investors in December 2022, with monies due in the future (received in January and February 2023; recorded as a receivable as of December 31, 2022) of $85,406 at $4.33 per share.

Treasury Stock

The Company recognizes treasury stock based on the amount paid to repurchase its shares and is recorded as a reduction of stockholders’ equity on the balance sheets. As treasury stock is not considered outstanding for share count purposes, it is excluded from average common shares outstanding for basic and diluted earnings per share. As of December 31, 2023 and 2022, the Company had ten million shares in treasury with a cost of $500.

Promissory Note

Effective November 19, 2021, the Company entered into a promissory note with a stockholder to issue 87,000 shares for $152,250 ($1.75 per share), which was receivable to the Company in thirty-seven (37) equal payment of $4,000 and one (1) final payment of $4,250, beginning January 2022 through March 2025. There is no interest assessed against the outstanding balance.

After three monthly payments of $4,000 were made (a total of $12,000) in exchange for 6,857 shares of stock, the Agreement was terminated with no cancellation or termination fees. Because the Agreement was canceled, the remaining shares were no longer deemed issued and outstanding. Because of the cancellation of this Agreement, within the statements of changes in stockholders’ equity, the shares purchased by this individual are included in the “issuance of common stock” line item as if the individual were a market investor.

F-21

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

10.	STOCKHOLDERS’ EQUITY (Continued)

Stock-Based Compensation - Employees and Non-Employees

Substantially all stock-based compensation, on the date of grant, is fully vested. In certain instances, there may be performance or service requirements in order to vest. As of December 31, 2023, all stocks issued as stock-based compensation were fully vested, except the three individuals, as discussed below. As there are no other classes of stock, all awards are in exchange for common stock.

Effective July 1, 2021, one individual was awarded 133,333 restricted shares, with 13,333 vesting quarterly (time-based) until December 31, 2023. At the grant date, the fair market value of these awarded shares was $27,333. As of December 31, 2023, the employee was fully vested. As of December 31, 2023, there was no unvested stock compensation to be expensed in future periods.

Effective January 1, 2023, two employees were issued 35,000 restricted shares, subject to a milestone-based vesting schedule, with shares vesting ratably over seven milestones. At the grant date, the fair market value of these awarded shares was $96,950. As of December 31, 2023, the employees were fully vested. As of December 31, 2023, the Company had no unvested stock compensation to be expensed in future periods.

In October 2023, an officer of the Company was issued 768,544 non-qualified stock option units, with 240,170 units vesting immediately, and 48,034 units vesting quarterly commencing from December 1, 2023, with the final 48,034 units vesting on June 1, 2026. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, was $2.70. For the year ended December 31, 2023, total compensation expense was $776,998. As of December 31, 2023, total unvested units and the related unrecognized compensation expense was 480,340 and $1,294,997, respectively.

The same officer was also issued an additional 768,544 incentive stock option units, subject to both time and performance vesting criteria. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, was $2.70. As of December 31, 2023, none of these units have vested, therefore the total unvested units and the related unrecognized compensation expense was 768,544 and $2,071,995, respectively.

During 2023, nine other employees were issued 740,234 stock option units, subject to a time-based or time and performance-based vesting schedule. As of December 31, 2023, none of these units have vested, and the total related unrecognized compensation expense was $2,008,255.

Stock-based compensation expense for employees and non-employees was $1,730,953 and $446,364 for the years ended December 31, 2023 and 2022, respectively. All transactions for employees and non-employees are described above.

F-22

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

11.	WARRANTS

The warrants are exercisable at any time until the fourth anniversary of the date of the individual agreement. The fair market value, on the date of grant, for each of the warrants issued below, was determined based on the methodologies described in Notes 2 and 4.

	Number of Warrants Outstanding	Weighted Average Exercise Price	Number of Warrants Exercisable

BALANCE, JANUARY 1, 2022	510,000	2.38	510,000
Issued	142,857	2.38	142,857

BALANCE, DECEMBER 31, 2022	652,857	$2.38	652,857

BALANCE, JANUARY 1, 2023	652,857	2.38	652,857
Issued	-	-	-

BALANCE, DECEMBER 31, 2023	652,857	$2.38	652,857

The following table reflects the warrants outstanding as at December 31, 2023:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value

March 11, 2025	Warrant	$2.38	1.20 years	250,000	$24,375
May 11, 2025	Warrant	2.38	1.36 years	260,000	27,040
June 8, 2026	Warrant	2.38	2.44 years	142,857	39,143

		$2.38	1.54 years	652,857	$90,558

F-23

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

11.	WARRANTS (Continued)

The following table reflects the warrants outstanding as at December 31, 2022:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value

March 11, 2025	Warrant	$2.38	2.20 years	250,000	$24,375
May 11, 2025	Warrant	2.38	2.36 years	260,000	27,040
June 8, 2026	Warrant	2.38	3.44 years	142,857	39,143

		$2.38	2.54 years	652,857	$90,558

The following table sets forth the assumptions used to estimate the fair values of the warrants for the years ended December 31:

	2023	2022
Expected term	1.2 – 2.4 years	2.2 – 3.4 years
Expected volatility	150.00%	150.00%
Risk-free interest rate	4.2% – 4.4%	4.2% – 4.4%
Expected dividend yield	0.0%	0.0%
Fair value on the date of grant	$0.26 – $0.27	$0.26 – $0.27

For the year ended December 31, 2023 and 2022, no warrants were exercised. As of December 31, 2023 and 2022, there is no expected unvested warrant compensation to be expensed in future periods.

12.	EQUITY INCENTIVE PLAN

The Company created the 2023 Equity Incentive Plan (the Plan) on April 27, 2023, under which shares of common stock became available for issuance not to exceed 6,000,000. The Stock Plan is designed to attract, retain, and motivate key employees. Currently, the fair value is recognized as an expense over the vesting period of the award. Option awards are generally granted with an exercise price equal to the fair market value of the Company’s stock at the date of grant, vest over a five-year period, and expire after ten years. There are certain situations that may accelerate the vesting or termination of all outstanding options, such as a change in control. As of December 31, 2023, 3,722,678 shares were available for grant.

F-24

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

12.	EQUITY INCENTIVE PLAN (Continued)

The compensation expenses related to incentive units is included in general and administrative expenses with a corresponding increased to additional paid-in-capital.

The assumptions used to calculate the fair value of options granted during the year ended December 31, 2023 are as follows:

Weighted-average volatility	95.00%
Risk-free rate	3.88%
Dividend yield	0.00%
Expected term years	10

The following is an analysis of options to purchase shares of the Company’s stock issued and outstanding as of December 31, 2023:

	Share Options	Weighted Average Exercise Price
OUTSTANDING – DECEMBER 31, 2022	-	$-
Granted	2,277,322	0.20
Exercised	-	-

OUTSTANDING – DECEMBER 31, 2023	2,277,322	$0.20

The following is a summary of share options vested and exercisable at December 31, 2023:

Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Aggregate Intrinsic Value

288,204	$0.21	8.6	$776,998

The following is a summary of the changes in nonvested share options as of December 31, 2023:

	Share Options	Weighted Average Grant Date Fair Value
NONVESTED SHARE OPTIONS - DECEMBER 31, 2022	-	$-
Granted	2,277,322	2.70
Vested	(288,204)	2.70

NONVESTED SHARE OPTIONS - DECEMBER 31, 2023	1,989,118	$2.70

F-25

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

12.	EQUITY INCENTIVE PLAN (Continued)

The weighted average grant date fair value of stock options issued during the year ended December 31, 2023 was $2.70 per share. As of December 31, 2023, there was $5,375,246 unrecognized compensation expense related to nonvested stock options to be recognized over the remaining vesting period. No options were exercised during the year ended December 31, 2023.

13.	RESEARCH AND DEVELOPMENT CREDITS

Under the Internal Revenue Service (IRS) Form 6765, the Company is eligible to claim a credit related to research and development expenses. The research credit is generally allowed for expenses paid or incurred for qualified research. Qualified research means research for which expenses may be treated as section 174 expenses. This research must be undertaken for discovering information that is technological in nature, and its application must be intended for use in developing a new or improved business component of the taxpayer. The payroll tax credit election is an annual election made by a qualified small business specifying the amount of research credit, not to exceed $250,000, that may be used against the employer portion of social security liability. The credit is the smallest of the current year’s research credit, an elected amount not to exceed $250,000, or the general business credit carryforward for the tax year. For the years ended December 31, 2023 and 2022, the Company had available R&D credits totaling $77,193.

14.	INCOME TAXES

The net deferred tax amounts in the accompanying balance sheet include the following components:

	2023	2022
FEDERAL
Deferred tax assets	$2,213,108	$832,417
Deferred tax assets valuation allowance	(2,213,108)	(832,417)

NET DEFERRED FEDERAL TAX ASSETS, NET OF ALLOWANCE	$-	$-
STATE
Deferred tax assets	$504,101	$188,168
Deferred tax assets valuation allowance	(504,101)	(188,168)

NET DEFERRED STATE TAX ASSETS, NET OF ALLOWANCE	$-	$-

F-26

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

14.	INCOME TAXES (Continued)

The income tax benefit consists of the following for the years ended December 31, 2023 and 2022:

	2023	2022

Federal	$1,380,691	$509,817
State	315,933	71,768
Valuation allowance	(1,696,624)	(581,585)

INCOME TAX BENEFIT	$-	$-

The change in the valuation allowance of the following at December 31, 2023 and 2022:

	2023	2022

Beginning balance, January 1	$1,020,585	$439,000
Change in valuation allowance	1,696,624	581,585

VALUATION ALLOWANCE	$2,717,209	$1,020,585

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to the future realization of the deferred tax assets and has therefore established a full valuation allowance.

A reconciliation of the statutory tax rate to the Company’s effective tax rates as of December 31, 2023 and 2022 is as follows:

	2023	2022

Statutory federal income tax rate	21.0%	21.0%
State taxes	5.0%	5.0%
Change in valuation allowance	(26.0%)	(26.0%)

INCOME TAX BENEFIT	0.0%	0.0%

F-27

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

14.	INCOME TAXES (Continued)

Economic Development for a Growing Economy (EDGE) Tax Credit

The EDGE Tax Credit (the Credit) provides an incentive to businesses to support job creation, capital investment and to improve the standard of living for Indiana residents. The refundable corporate income tax credit is calculated as a percentage (not to exceed 100%) of the expected increased tax withholdings generated from new job creation. The credit certification is phased in annually for up to ten years based on the employment ramp-up outlined by the business.

As identified in Note 1, the Company is not expected to have taxable income within the next operating year from the date these financial statements are issued, therefore, the Credit is classified as a long-term asset to be used against future Indiana taxable income. For the years ended December 31, 2023 and 2022, the Company was eligible for the Credit in the amount of $17,073 and $14,924, respectively. For the years ended December 31, 2023 and 2022, the Company recorded a valuation allowance against the available Credit as State taxable income is not expected.

15.	ASSET ACQUISITION

On December 5, 2023, the Company acquired certain assets of AirBox Technologies (“AirBox”), in an all-stock transaction. In addition to certain tangible assets, the acquisition includes AirBox’s patent portfolio, which Arrive believes will broaden the capabilities of its high-tech mailbox system designed for autonomous and conventional package delivery. In addition to acquiring the above mentioned assets, AirBox’s CEO Brandon Pargoe has joined the Arrive team as Vice President of Product Operations. In consideration for the asset purchase, the Company issued 378,290 shares at a price of $2.77 per share, which was determined based on the average price per stock of $2.77 issued to investors for cash in 2023. The assets acquired for which the related purchase price was allocated were as follows:

Assets Acquired	Amount

Drone Hexacopter	$50,000
Patents	997,863
Total Purchase Price	$1,047,863

A drone Hexacopter was presented as part of the property and equipment. The patents were subsequently determined to be fully impaired at December 31, 2023. See detailed discussion in Note 2.

F-28

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

NOTES TO FINANCIAL STATEMENTS (Continued)

16.	SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).

On January 29, 2024, the Company was included in an SEC Form F-4 filed by Brüush Oral Care, Inc., a Canadian domiciled entity, to register the intent of the parties to merge into a new public company, per the signed Merger Agreement of December 15th. Under the terms of the merger agreement, Brüush and Arrive will conduct a business combination in the form of a reverse triangular merger (“Merger”) via an all-stock transaction. Brüush (“PubCo”) through its wholly owned subsidiary (“Merger Sub”) will merge with and into Arrive (“Target Company”) with Target Company continuing under the name of Arrive Technology Inc. and as a wholly owned subsidiary of PubCo.

Upon completion of the Merger, the outstanding shares of Target Company’s common stock, will be exchanged for common shares of PubCo representing upon issuance, 94.5% of PubCo’s issued and outstanding common shares on a fully diluted basis. The legacy shareholders of PubCo will own shares of PubCo common shares representing 5.5% of PubCo’s issued and outstanding common shares on a fully diluted basis. The merger has been approved by the board of directors of both companies and is expected to close in the second quarter of 2024, subject to customary closing conditions.

On February 7, 2024, the Company settled a long-standing legal matter with Mr. Justin McGinnis. The terms of the agreement are confidential.

The Company continues to raise capital via Crowdfunding, issuing 256,353 shares in exchange for $778,645 since December 31, 2023. In addition, the Company has raised $130,000 through issuance of 45,018 shares from direct, accredited investors.

The Company has evaluated subsequent events through April 24, 2024, which was the date that these financial statements were available for issuance.

F-29

                 Shares

ARRIVE TECHNOLOGY INC.

PROSPECTUS

[●]

_____________, 2024

Through and including , 2024, 25 days after the date of this prospectus, all dealers that effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the Nasdaq Capital Market.

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Our bylaws include such provisions related to our authority to indemnify a director, officer, employee, fiduciary, or agent.

Section 145 of the DGCL also provides that Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation.

Under the DGCL, where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Article VI, Section 6.1 of our bylaws contains a mandatory indemnification provision, which requires us to indemnify a person in the defense of any proceeding to which the person was a party because the person is or was a director or officer, against reasonable expenses incurred by him or her in connection with the proceeding.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

●	breach of a director’s duty of loyalty to the corporation or its stockholders;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends, stock purchase or redemption of shares; or

●	transaction from which the director derives an improper personal benefit.

II-1

Pursuant to Article VI, Section 6.2 of our bylaws, expenses incurred by any officer or director in defending any proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking by or on behalf of such director or officer, to repay all amounts advanced if it should ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

From April 30, 2020 through July 31, 2024, we issued an aggregate of 3,975,347 shares of Common Stock to investors in Regulation Crowdfunding offerings, at an average price of $1.61 for proceeds of $6,396,216. The sales of the foregoing securities were issued pursuant to the exemption from registration provided by Section 4(a)(6) of the Securities Act. All communications and offers and sales took place through an SEC registered funding portal. The Company will continue to engage in crowdfunding campaigns until at least September 1, 2024.

Additionally, as of July 31, 2024, Arrive has received $3,194,860 in funding from private investors in exchange for 2,389,109 shares of common stock, and Arrive issued 378,290 shares of common stock in consideration for the acquisition of Airbox Inc. in December of 2023.

During the period from January 1, 2024 through the date hereof, the Company issued the following:

●	37,499 shares of common stock at a purchase price of $2.80 per share, for gross cash proceeds of $105,000, to 4 accredited investors in January and July 2024.
●	101,973 shares of common stock at a purchase price of $3.04 per share, for gross cash proceeds of $310,000 to 3 accredited investors in January, April and July 2024.
●	2,785 shares of common stock from crowdfunding, at price of $2.80 per share during 2024.
●	381,908 shares of common stock from crowdfunding, at price of $3.04 per share during 2024.
●	15,000 shares of common stock for services rendered, at a fair value of $3.04 per share determined using the average purchase price of all shares sold in 2024, to three directors of the Company issued quarterly in 2024;
●	32,149 shares of common stock for services rendered, at fair value at $3.04 per share determined using the average purchase price of all shares sold in 2024, to 6 consultants in 2024.

During the year ended December 31, 2023, the Company issued the following:

●	139,200 shares of common stock at a purchase price of $2.80 per share, for gross cash proceeds of $389,753, to 13 accredited investors between January 2023 and October 2023, with (i) 12,501 shares issued in January 2023, (ii) 71,430 shares issued in May 2023, (iii) 12,500 shares issued in July 2023, (iv) 8,211 shares issued in August 2023, and (v) 34,558 shares issued in October 2023;
●	22,858 shares of common stock at a purchase price of $1.75 per share, for gross cash proceeds of $40,000, to an accredited investor in June 2023;
●	335,490 shares of common stock from crowdfunding, at an average price of $2.65 per share between January 2023 and August 2023.
●	64,061 shares of common stock from crowdfunding, at price of $2.80 per share in October 2023.
●	112,282 shares of common stock from crowdfunding, at price of $3.04 per share between October 2023 and December 2023.
●	13,186 shares of common stock for crowdfunding services rendered, at fair value at $2.63 per share in August 2023 determined using the average purchase price of all shares sold in 2023.
●	88,334 shares of common stock for services rendered, at a fair value of $2.63 per share determined using the average purchase price of all shares sold in 2023, to three directors of the Company issued quarterly in 2023;
●	147,358 shares of common stock for services rendered, at fair value at $2.63 per share determined using the average purchase price of all shares sold in 2023, to three officers of the Company, in January, October and December 2023; and
●	158,083 shares of common stock for services rendered, at fair value at $2.63 per share determined using the average purchase price of all shares sold in 2023, to 14 consultants in 2023.
●	378,290 shares of common stock for the acquisition of the assets of Airbox, at fair value at $2.63 per share determined using the average purchase price of all shares sold in 2023, in December 2023.

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During the year ended December 31, 2022, the Company issued the following:

●	493,487 shares of common stock for aggregate cash proceeds of $871,254 from sixteen accredited investors;
●	146,095 shares of common stock for aggregate cash proceeds of $342,087 from crowdfunding;
●	242,992 shares of common stock for services rendered, valued at $1.82 per share, including 202,190 shares to certain directors and officers of the Company

During the year ended December 31, 2021, the Company issued the following:

●	977,184 shares of common stock for aggregate cash proceeds of $1,204,502 from seventeen (17) individuals;
●	2,918,122 shares of common stock for aggregate cash proceeds of $3,475,950 from crowdfunding;
●	600,609 shares of common stock for services rendered, valued at $0.41 per share, including 246,667 shares to certain directors and officers of the Company

During the period from April 30, 2020 (date of incorporation) to December 31, 2020, the Company issued the following:

●	419,500 shares of common stock for services rendered, valued at $0.00025 per share, including 400,000 shares to certain directors and officers of the Company; and
●	706,170 shares of common stock at $0.60 per share, for cash proceeds of $426,600 to eight (8) individuals.

The Company relied upon the exemption provided by Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act of 1933 in connection with issuance and sale of the securities described above. The persons who acquired these shares were sophisticated investors and were provided full information regarding the Company’s business and operations. There were no general solicitations in connection with the offer or sale of these securities. The persons who acquired these securities acquired them for their own accounts.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser: If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than [prospectuses] filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit Index	Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation
3.2*	Bylaws of the registrant
5.1*	Opinion of Lucosky Brookman LLP
10.1*	Executive Employment Agreement with [●]
10.2*	Consulting Agreement with [●]
10.3*	Partnership Agreement between Dronedek Corporation and Alpine 4 Holdings subsidiary Vayu Aerospace Corporation
10.4*	Partnership Agreement with Hush Aerospace
10.5*	Partnership Agreement with Speedy Eats
10.6*	Partnership Agreement with Joule Case
10.7*	Partnership Agreement with Scylla
10.8*	Partnership Agreement with SERA4
10.9*	Partnership Agreement with A2Z Drone Delivery
10.10*	Agreement with and Helium Network
10.11*	Memorandum of Understanding with Robotic Skies
10.12	Exclusive Patent License Agreement
21.1*	List of subsidiaries of the registrant
23.1*	Consent of Assurance Dimensions
23.2*	Consent of Daszkal Bolton LLP
23.3*	Consent of Lucosky Brookman LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
107*	Filing Fee Table

* To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Middletown, State of Delaware, on the [●] day of [●], 2024.

DRONEDEK CORPORATION

By:
Name: Daniel S. O’Toole
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Ritchison, his true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, his, hers or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chairman of the Board of Directors	[●], 2024
Daniel S. O’Toole

	Chief Executive Officer	[●], 2024
Daniel S. O’Toole	(Principal Executive Officer)

	Chief Financial Officer	[●], 2024
Todd Pepmeier	(Principal Financial Officer)

	Chief Operating Officer, Director	[●], 2024
Mark Hamm

	Chief Strategy Officer, Director	[●], 2024
Neerav Shah

	Director	[●], 2024
John Ritchison

	Director	[●], 2024
John Gallina

	Director	[●], 2024
Kevin McAdams

	Director	[●], 2024
Bill Stafford

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